EXHIBIT 99.2

For Immediate Release	Date: October 26, 2021
21-45-TR

Teck Reports Unaudited Third Quarter Results for 2021

High commodity prices and strong performance generate record $2.1 billion of Adjusted EBITDA1 and record $1.0 billion of Adjusted Profit1

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited third quarter results for 2021.

“The extremely favourable commodity price environment – particularly for steelmaking coal – combined with solid operational performance resulted in record quarterly adjusted EBITDA and record adjusted profit in the third quarter,” said Don Lindsay, President and CEO. “Heading into the fourth quarter, we are focused on continuing to optimize sales and production to capitalize on high commodity prices and advancing our priority QB2 copper project.”

Highlights

•	Adjusted EBITDA[1] was a record $2.1 billion in Q3 2021, more than triple the same period last year.
•	Profit attributable to shareholders was $816 million or $1.53 per share and adjusted profit attributable to shareholders[1] was $1.0 billion or $1.91 per share in Q3 2021, more than 7 times higher than the same period last year.
•	Realized copper, zinc and steelmaking coal prices were US$4.25 per pound, US$1.38 per pound and US$277 per tonne, respectively, in the month of September and as a result, our Adjusted EBITDA[1] for the month of September contributed approximately half of our Q3 2021 Adjusted EBITDA[1].
•	Overall progress on our QB2 project is now past the two-thirds mark and we continue to expect first production in the second half of 2022.
•	Our copper business unit gross profit increased 117%, supported by an average realized copper price of US$4.28 per pound and copper production of 70,700 tonnes, in line with plan.
•	Red Dog zinc sales volumes were 162,000 tonnes in Q3 despite a delayed start to the shipping season due to ice conditions and significant weather-related delays.
•	Sales of steelmaking coal were 5.9 million tonnes in Q3 2021, with approximately 1.9 million tonnes or 32% sold to China significantly above FOB Australia prices. The FOB Australia prices increased sharply in the latter half of Q2 and continued to increase to unprecedented levels through Q3.
•	In October, we converted our US$4 billion committed facility into a Sustainability-Linked facility and extended its maturity to October 2026. The facility was undrawn as of October 26, 2021.
•	We were named to the Forbes World's Best Employers List for the second year in a row.
•	MSCI upgraded Teck’s Environmental, Social and Governance rating to ‘AA’ from ‘A’, placing Teck in the top 10% of companies in the Metals and Mining – Non-Precious Metals sector.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section of the attached Management's Discussion and Analysis for further information and reconciliation.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

Financial Summary Q3 2021

Financial Metrics (CAD$ in millions, except per share data)	Q3 2021	Q3 2020
Revenues	$3,970	$2,291
Gross profit	$1,662	$291
Gross profit before depreciation and amortization[1]	$2,093	$703
Adjusted EBITDA[1]	$2,096	$638
Profit attributable to shareholders	$816	$61
Adjusted profit attributable to shareholders[1]	$1,015	$130
Basic earnings per share	$1.53	$0.11
Diluted earnings per share	$1.51	$0.11
Adjusted basic earnings per share[1]	$1.91	$0.24
Adjusted diluted earnings per share[1]	$1.88	$0.24

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section of the MD&A for further information and reconciliation.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	Overall project progress has passed the two-thirds mark;

•	We continue to aggressively manage conditions resulting from COVID-19;

•	The truck shop and mine loop are nearing completion in preparation for commissioning later this year;

•	Electrical substations are nearing completion to support overall commissioning activities;

•	We continue to expect first production in the second half of 2022;

•	We expect to issue updated capital cost guidance in February 2022 with our Q4 results. Challenges with port offshore and tailings facility construction have placed pressure on our estimated capital cost (disregarding COVID-19-related costs) of US$5.26 billion and we expect our capital cost estimate to increase by up to 5% as we add more contingency to our budget; and

•	There is also pressure on our estimate of COVID-19 related capital of US$600 million. The amount of any increase in our guidance will depend in part on progress in managing COVID-19 impacts through Q4.

•	Click here for a photo gallery and click here for a video of construction progress on QB2.

Steelmaking coal supply chain transformation – providing optionality and reliability in a high-price environment

•	Our Neptune port upgrade was ramping up during the quarter and demonstrated capability to perform at design capacity during the second half of September.

•	We expect the terminal to achieve a run rate at design capacity of 18.5 million tonnes or higher in the fourth quarter.

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•	The ramp up of Neptune, in combination with the steelmaking coal supply chain transformation, is now contributing to significantly improved optionality and reliability that ensures market access for our steelmaking coal at a time of record high prices.

Liquidity

•	Liquidity of $5.4 billion as at October 26, 2021.

•	We ended Q3 with US$218 million drawn on our US$4 billion committed credit facility and with strong commodity prices we have since reduced the balance to zero.

•	In October, we converted our US$4 billion committed credit facility into a Sustainability-Linked facility in support of Teck’s sustainability strategy goals and extended its maturity to October 2026.

•	We also cancelled our US$1 billion credit facility that was scheduled to mature in June 2022. This side car facility was established in June 2020 in the initial months of COVID-19 and market conditions and commodity prices have improved significantly since that time.

Guidance

•	Our previously issued 2021 annual guidance is unchanged and is outlined in summary below.

•	Our guidance tables, including three-year production guidance, can be found on pages 28 — 32.

2021 Guidance – Summary
Production Guidance
Copper (000’s tonnes)	275 – 290
Zinc (000’s tonnes)	605 – 630
Refined zinc (000’s tonnes)	285 – 290
Steelmaking coal (million tonnes)	25 – 26
Bitumen (million barrels)	6.6 – 8.1
Sales Guidance – Q4 2021
Red Dog zinc in concentrate sales (000’s tonnes)	140 – 155
Steelmaking coal sales (million tonnes)	6.4 – 6.8
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)	$ 1.30 – 1.40
Zinc net cash unit costs (US$/lb.)	$ 0.35 – 0.40
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)	$ 59 – 64
Steelmaking coal transportation costs (CAD$/tonne)	$ 39 – 42
Bitumen adjusted operating costs (CAD$/barrel)	$ 40 – 44

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Management's Discussion and Analysis

This management’s discussion and analysis is dated as at October 26, 2021 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and nine months ended September 30, 2021 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2020. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2020, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	Profitability in the third quarter improved significantly from a year ago as a result of increases in the prices for all of our principal products, as shown in the table below. Realized steelmaking coal prices in the third quarter benefited from approximately 1.9 million tonnes of sales to customers in China, priced at a premium to FOB Australia price assessments. The FOB Australia prices increased sharply in the latter half of Q2 and continued to increase to unprecedented levels through Q3. The increase in steelmaking coal prices from Q2 to Q3 resulted in pricing adjustments of approximately $162 million ($103 million, after-tax) in the third quarter.

•	The strengthening of the Canadian dollar compared to the same period a year ago partly offset the benefit of improved commodity prices on our profitability.

Average Prices and Exchange Rates	Three months ended September 30,		Change
	2021	2020
Copper (LME cash – US$/pound)	$4.25	$2.96	44%
Zinc (LME cash – US$/pound)	$1.36	$1.06	28%
Steelmaking coal (realized US$/tonne)	$237	$102	132%
Blended bitumen (realized US$/barrel)	$61.10	$33.10	85%
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.33	(5)%

•	Copper sales volumes in the third quarter were 10% higher than the same period last year partly due to higher production levels and timing of sales. Steelmaking coal sales volumes in the third quarter were 16% higher than the same period last year and within our third quarter sales guidance range. Sales volumes of zinc in concentrate were 7% lower than the same period last year primarily due to a late start to the shipping season at Red Dog resulting from weather and ice conditions, combined with record weather-related shipping delays in July and August. Despite these delays, assuming normal weather conditions, we continue to expect to ship all zinc concentrates from Red Dog during the current shipping season.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

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•	Like others in the industry, we are seeing inflationary cost pressures, notably in diesel prices, supplies and labour costs. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. These price increases impacted our third quarter operating results across our business units and we expect upward pressure on our cash unit costs through the balance of 2021 and into 2022. Despite this, as outlined in the outlook in each of our business units, our previously disclosed 2021 annual unit cost guidance is unchanged.

Profit and Adjusted Profit

In the third quarter, profit attributable to shareholders was $816 million, or $1.53 per share, compared to $61 million, or $0.11 per share, in the same period last year. The increase in profit compared to the same period last year is primarily due to substantial increases in the prices for our principal products, as outlined above. Profit in the third quarter of last year was negatively impacted by COVID-19 including $64 million in after-tax COVID-19 expenses associated with the temporary suspension of our QB2 project and the remobilization of the project.

Adjusted profit attributable to shareholders1 in the third quarter, taking into account the items identified in the table below, was $1.0 billion, or $1.91 per share, compared with $130 million, or $0.24 per share, in the third quarter of 2020. The most significant third quarter adjustments to profit, reflected in the table below, are $97 million in after-tax expenses associated with QB2 variable consideration owing to a former owner and to a holder of a carried interest, as outlined in the Other Operating Income and Expenses section. In addition, we incurred a $49 million after-tax expense primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations, and an increase in provisions.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss) attributable to shareholders	$816	$61	$1,381	$(400)
Add (deduct) on an after-tax basis:
Asset impairment	—	—	—	474
COVID-19 costs	—	64	—	233
QB2 variable consideration to IMSA and ENAMI	97	—	140	(34)
Environmental costs	49	27	60	9
Inventory write-downs (reversals)	—	11	(6)	76
Share-based compensation	28	18	62	13
Commodity derivatives	10	(26)	5	(31)
Other	15	(25)	38	(27)
Adjusted profit attributable to shareholders[1]	$1,015	$130	$1,680	$313

Basic earnings per share	$1.53	$0.11	$2.60	$(0.75)
Diluted earnings per share	$1.51	$0.11	$2.56	$(0.75)
Adjusted basic earnings per share[1]	$1.91	$0.24	$3.16	$0.58
Adjusted diluted earnings per share[1]	$1.88	$0.24	$3.11	$0.58

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $73 million of after-tax gains ($114 million, before tax) in the third quarter, or $0.14 per share.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

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FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2021	2020	2021	2020

Revenues and profit
Revenues	$3,970	$2,291	$9,075	$6,388
Gross profit	$1,662	$291	$3,005	$828
Gross profit before depreciation and amortization[1]	$2,093	$703	$4,184	$1,932
Adjusted EBITDA[1]	$2,096	$638	$4,052	$1,731
Profit (loss) attributable to shareholders	$816	$61	$1,381	$(400)

Cash flow
Cash flow from operations	$1,480	$390	$2,640	$969
Property, plant and equipment expenditures	$1,038	$589	$2,955	$2,199
Capitalized stripping costs	$172	$110	$481	$379
Investments	$40	$54	$134	$135

Balance Sheet
Cash balances			$390	$403
Total assets			$44,936	$40,267
Debt and lease liabilities, including current portion			$7,968	$6,612

Per share amounts
Profit (loss) attributable to shareholders	$1.53	$0.11	$2.60	$(0.75)
Dividends declared	$0.05	$0.05	$0.15	$0.15

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Copper[2]	71	68	215	198
Zinc in concentrate	145	160	459	408
Zinc – refined	73	76	211	225
Steelmaking coal (million tonnes)	6.0	5.1	18.3	15.1
Bitumen (million barrels)[2]	1.9	1.5	5.3	6.1

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Copper[2]	76	69	209	197
Zinc in concentrate	188	202	384	462
Zinc – refined	72	77	211	227
Steelmaking coal (millions tonnes)	5.9	5.1	18.3	15.8
Blended bitumen (million barrels)[2]	2.2	2.0	6.7	8.6

Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.25	$2.96	$4.17	$2.65
Zinc (LME cash – US$/pound)	$1.36	$1.06	$1.31	$0.97
Steelmaking coal (realized US$/tonne)	$237	$102	$170	$116
Blended bitumen (realized US$/barrel)	$61.10	$33.10	$55.24	$25.83
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.33	$1.25	$1.35

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and a reconciliation to GAAP measures.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
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BUSINESS UNIT RESULTS

Our revenues, gross profit and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Revenues
Copper	$940	$624	$2,528	$1,599
Zinc	1,045	874	2,076	1,961
Steelmaking coal	1,807	699	3,966	2,514
Energy	178	94	505	314
Total	$3,970	$2,291	$9,075	$6,388

Gross profit (loss)
Copper	$504	$232	$1,299	$491
Zinc	285	184	471	376
Steelmaking coal	901	(63)	1,330	241
Energy	(28)	(62)	(95)	(280)
Total	$1,662	$291	$3,005	$828

Gross profit (loss) before depreciation and amortization[1]
Copper	$610	$336	$1,590	$772
Zinc	366	283	633	598
Steelmaking coal	1,120	120	1,989	761
Energy	(3)	(36)	(28)	(199)
Total	$2,093	$703	$4,184	$1,932

Gross profit (loss) margins before depreciation[1]
Copper	65%	54%	63%	48%
Zinc	35%	32%	30%	30%
Steelmaking coal	62%	17%	50%	30%
Energy	(2)%	(38)%	(6)%	(63)%

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

7	Teck Resources Limited 2021 Third Quarter News Release

COPPER BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Copper price (realized – US$/pound)	$4.28	$3.00	$4.20	$2.66
Production (000’s tonnes)[1]	71	68	215	198
Sales (000’s tonnes)[1]	76	69	209	197
Gross profit	$504	$232	$1,299	$491
Gross profit, before depreciation and amortization[2]	$610	$336	$1,590	$772
Property, plant and equipment expenditures	$749	$280	$2,037	$1,281

Notes:

1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

Performance

Gross profit from our copper business unit was $504 million in the third quarter compared with $232 million a year ago. Gross profit increased by $272 million, or 117%, compared with a year ago (see table below) primarily due to substantially higher copper prices and partly attributable to a 10% increase in sales volumes and higher contributions from by-products. These items were partially offset by the strengthening of the Canadian dollar and higher unit operating costs.

Copper production of 70,700 tonnes in the third quarter was 2,900 tonnes, or 4%, higher than a year ago, primarily due to increased production from Highland Valley Copper as a result of higher ore grades and mill recoveries. Slightly higher production from Antamina was offset by planned lower production from Quebrada Blanca, while production from Carmen de Andacollo remained similar to a year ago, as outlined in the Operations section below.

The table below summarizes the change in gross profit in our copper business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2020	$232
Increase (decrease):
Copper price realized	294
Sales volumes	26
Unit operating costs	(21)
Co-product and by-product contribution	17
Foreign exchange (CAD$/US$)	(42)
Depreciation	(2)
Net increase	$272
As reported in current quarter	$504

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Property, plant and equipment expenditures in the third quarter totalled $749 million, including $45 million for sustaining capital and $676 million for project development expenditures for QB2. Capitalized stripping costs were $51 million in the third quarter, $20 million higher than a year ago when waste movement was deferred as a result of mine plan changes at Antamina and Highland Valley Copper.

Markets

Third quarter refined copper prices averaged US$4.25 per pound, 3% lower than the second quarter 2021 average of US$4.40 per pound when the market reached record highs, but still 44% higher than in the same quarter of 2020. Global demand for copper remained strong in the third quarter, but continued to face supply constraints. Outside of China, demand continued to recover and demand for copper cathode within China began to rise after a slower summer season and a drop in scrap availability. Chinese domestic cathode inventories fell 298,000 tonnes during the third quarter despite efforts by the government to contain rising prices through sales of strategic reserves.

Tightness in the copper concentrate market eased slightly in the third quarter, with spot treatment charges rising above the 2021 annual contract terms. Reported mine production disruptions in the third quarter were relatively minor and mine production is returning to pre-COVID-19 levels, while several smelters were down for maintenance. Scrap availability declined during the quarter as prices fell and inventories were drawn down, putting upward pressure on cathode premiums. Premiums for copper cathode in China rose from an average US$25 to US$35 per tonne in the second quarter to US$85 to US$105 per tonne in September.

South American mine production improved in the third quarter compared to the previous quarter and combined copper mine production out of Chile and Peru remained above 2020 levels through the end of August. However, compared to the same period in 2019, year to date August 2021 mine production remained 3.2% lower, impacted by COVID-19 restrictions. Chilean mine production almost recovered to 2019 levels, but Peruvian production was down over 8%. Availability of vessels and containers out of South America remained constrained in the third quarter with exports below both 2020 and 2019 levels.

Operations

Highland Valley Copper

Copper production of 31,800 tonnes in the third quarter was 2,800 tonnes higher than a year ago, due to higher copper grades and mill recoveries, partly offset by a 15% decrease in mill throughput. Mill throughput was impacted by the four-day temporary suspension and subsequent ramp-up due to an evacuation order in mid-August in response to wildfire activity in the area and minor mill maintenance. In the third quarter, molybdenum production of 256,900 pounds was approximately 61% lower than a year ago primarily due to substantially lower grades and mill recoveries.

Operating costs before changes in inventory in the third quarter were $146 million, or $15 million higher than a year ago, primarily due to higher labour and administration costs and increased consumables costs.

Bargaining is ongoing following the expiry of the collective agreement at the end of the third quarter of 2021.

Antamina

Copper production (100% basis) of 109,900 tonnes in the third quarter was 3,500 tonnes higher than a year ago, primarily due to higher feed grades and mill recoveries. The mix of mill feed in the quarter was 57% copper-only ore and 43% copper-zinc ore, compared with 54% copper-only ore and 46% copper-zinc ore, respectively, a year ago. Zinc production (100% basis) decreased 3,900 tonnes from a year ago to 116,900 tonnes in the third quarter.

Operating costs before changes in inventory in the third quarter were US$74 million (22.5% share), or US$11 million higher than a year ago, primarily due to higher consumables costs. The labour agreement at

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Antamina expired at the end of July 2021; a new collective agreement is currently in the voting process for unionized employees.

Carmen de Andacollo

Copper production of 11,500 tonnes in the third quarter was similar to a year ago with higher mill throughput and higher mill recoveries offsetting lower copper grades as expected in the mine plan.

Operating costs before changes in inventory in the third quarter of US$51 million were US$2 million higher than a year ago.

Quebrada Blanca

Copper cathode production of 2,700 tonnes in the third quarter was 600 tonnes lower than a year ago, as expected, due to the continued decline of cathode production following the completion of mining in 2018.

Cost of Sales

Cost of sales was $436 million in the third quarter compared with $392 million in the same period last year. This was primarily due to a 10% increase in sales volumes as well as higher unit costs. Total cash unit costs1 of product sold in the third quarter, before cash margins for by-products, of US$1.68 per pound were US$0.11 per pound higher than the same period a year ago. This was primarily due to higher consumables costs, the strengthening of the Canadian dollar and, to a lesser extent, higher workers’ participation resulting from increased profitability at Antamina. Cash margins for by-products1 were US$0.39 per pound compared with US$0.32 per pound in the same period a year ago due to substantially higher zinc prices. The resulting net cash unit costs1 for copper, after cash margins for by-products, of US$1.29 per pound were US$0.04 per pound higher than the same period a year ago.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2021	2020	2021	2020

Adjusted cash cost of sales[1]	$1.53	$1.39	$1.58	$1.38
Smelter processing charges	0.15	0.18	0.16	0.18
Total cash unit costs1	$1.68	$1.57	$1.74	$1.56
Cash margin for by-products[1]	(0.39)	(0.32)	(0.39)	(0.27)
Net cash unit costs1	$1.29	$1.25	$1.35	$1.29

Outlook

2021 annual guidance for our copper business unit is unchanged from our previous disclosures and is outlined in our guidance tables on pages 28 — 32. However, there continues to be upward pressure on cash unit costs primarily due to higher consumables costs, the appreciation of the Canadian dollar and profit-based payments at Antamina.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
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Development Projects

Quebrada Blanca Phase 2

The project has continued to effectively advance construction with another strong quarter of progress and we have continued to ramp up the project workforce to maximize camp occupancy, where we are now able to house three employees to a room. The critical path, which is the grinding circuit, remains on plan and we have passed two-thirds overall project progress. First production is still expected in the second half of 2022.

The project workforce is currently over 88% fully vaccinated with over 93% of the workers receiving at least one dose. Significant focus remains on managing COVID-19 and the extensive protocols in place to protect the health and safety of our employees, including a robust, effective and proactive testing program across the entire workforce. Pre-screening and on-site testing have been key to our success in managing case rates at site while effectively advancing construction.

We are experiencing several challenges associated with port offshore and tailings facility construction. Additional work fronts have been required due to weather impacts, to address unexpected subsurface conditions on the seafloor as well as in final platform development on the pipeline, and for the tailings management facility water recovery systems. As a result of these challenges, we are seeing some non-COVID-19 related pressures on contingency and our capital estimate of US$5.26 billion. We are continuing to review and manage these costs and we expect our total capital cost estimate, excluding COVID-19 capital, to increase by up to 5% as we provide for additional contingency. We will update our capital cost guidance along with our Q4 results in February 2022.

COVID-19 related capital costs are also seeing ongoing cost pressures as a result of continued absenteeism and labour inefficiencies related to COVID-19. We are managing these costs and have put in place a variety of mitigation measures to counter the many adverse effects associated with construction in this environment, many of which are aimed at attracting talent, employee retention and minimizing absenteeism. We are continuing to review our COVID-19 capital cost guidance of US$600 million and our progress on increasing headcount and productivity in Q4 will be key to mitigating any future increase to this guidance. The amount of any increase in our guidance will depend in part on progress in managing COVID-19 impacts through Q4.

We continue to be pleased with the progress we are making and are excited about building on our construction successes to date with a focus on delivering to the project's key milestones.

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ZINC BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Zinc price (realized – US$/pound)	$1.36	$1.05	$1.34	$0.98
Production (000’s tonnes)
Refined zinc	73	76	211	225
Zinc in concentrate[1]	118	133	378	345
Sales (000’s tonnes)
Refined zinc	72	77	211	227
Zinc in concentrate[1]	162	175	306	402
Gross profit	$285	$184	$471	$376
Gross profit before depreciation and amortization[2]	$366	$283	$633	$598
Property, plant and equipment expenditures	$52	$61	$121	$155

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

Performance

Gross profit from our zinc business unit was $285 million in the third quarter compared with $184 million a year ago. Gross profit increased by $101 million compared with a year ago (see table below) primarily due to higher zinc prices, partly offset by higher royalty costs, which are tied to increased profitability at Red Dog. In addition, unit operating costs were higher than a year ago due to higher consumable costs at both Red Dog and Trail and the effect of lower production at both operations.

At our Red Dog Operations, zinc and lead production in the third quarter decreased by 11% and 7%, respectively, compared to a year ago. The decrease in zinc production was primarily due to lower mill throughput and lower mill recoveries as a result of unplanned maintenance. At our Trail Operations, refined zinc production was 4% lower than a year ago, primarily due to a temporary, air-quality related shutdown of the oxygen plant due to wildfires in the region.

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The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2020	$184
Increase (decrease):
Zinc price realized	170
Sales volumes	(10)
Unit operating costs	(39)
Co-product and by-product contribution	24
Royalties	(32)
Foreign exchange	(30)
Depreciation	18
Net increase	$101
As reported in current quarter	$285

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

Property, plant and equipment expenditures in the third quarter included $45 million for sustaining capital, of which $12 million relates to our Trail Operations and $33 million relates to Red Dog.

Markets

The refined zinc market continued to strengthen during the third quarter as manufacturing, automotive, construction and infrastructure sectors all improved. Zinc prices rose to US$1.36 during the third quarter from US$1.32 per pound in the second quarter. In the first half of 2021, galvanized steel production in North America was up 13% year over year and European production was up over 20%. In both regions, this was still below 2019 production levels despite significantly higher prices and improved margins for steelmakers. Pent-up demand for consumer goods, automobiles and housing continued as logistics constraints impacted supply chains and some manufacturing production. Steel mill order books remain strong through the fourth quarter and into 2022.

The zinc concentrate market deficit extended through the third quarter, with spot treatment charges remaining well below the 2021 annual terms. Spot treatment charges have remained at low levels for the entire year. Lower exports from major producing countries combined with lower than forecast Chinese domestic mine production extended the shortage of material available to smelters during the quarter. According to the Chinese Nonferrous Metals Industry Association, smelter production increased 5% in the first eight months of 2021, while domestic mine production remains below levels seen in 2016 to 2018, despite higher prices.

Zinc metal markets in Europe, North America and Asia remained tight, with premiums rising in all markets over the summer. In Europe, strong galvanized steel demand for the construction and renewable energy sector kept steel producer margins high in the quarter, while higher energy prices were starting to affect zinc smelter production. In North America, most zinc smelters faced varied production or logistics issues over the summer, including the temporary suspension of our Trail Operations due to wildfires in the region. In Asia, despite government efforts in China to curb price increases by releasing a reported 180,000 tonnes of stockpiled zinc into the market, inventories in China increased only slightly over the period and physical premiums remained firm as some zinc smelters faced power curtailments during the quarter. After the end of the third quarter, some European zinc smelters announced production curtailments in response to increased power prices, leading to higher zinc metal prices.

13	Teck Resources Limited 2021 Third Quarter News Release

Operations

Red Dog

Zinc production decreased to 118,000 tonnes in the third quarter compared with 132,300 tonnes a year ago. The decrease was primarily due to lower mill throughput and lower mill recoveries as a result of unplanned maintenance.

Operating costs before inventory changes in the second quarter were US$87 million, 9% higher than a year ago primarily due to higher consumables costs.

Trail Operations

Refined zinc production of 73,100 tonnes in the third quarter was 3,300 tonnes lower than a year ago, primarily due to a temporary shutdown of the oxygen plant for approximately 10 days related to poor ambient air quality due to wildfires. Refined lead production of 20,200 tonnes in the third quarter was 2,000 tonnes higher than the same period last year.

Operating costs before changes in inventory in the third quarter were 9% higher than a year ago at $128 million, primarily due to higher consumables and labour costs.

Cost of Sales

Cost of sales in our zinc business unit was $760 million in the third quarter compared with $690 million a year ago, due primarily to higher concentrate purchase costs for our Trail Operations as a result of higher metal prices. Total cash unit costs1 of product sold in the third quarter for our zinc mining operations, before cash margins for by-products, of US$0.56 per pound were similar to a year ago with higher cash cost of sales offset by lower smelter processing charges.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2021	2020	2021	2020

Adjusted cash cost of sales[1]	$0.34	$0.28	$0.33	$0.26
Smelter processing charges	0.22	0.29	0.26	0.25
Total cash unit costs1	$0.56	$0.57	$0.59	$0.51
Cash margin for by-products[1]	(0.43)	(0.39)	(0.23)	(0.18)
Net cash unit costs1	$0.13	$0.18	$0.36	$0.33

Outlook

Our 2021 annual guidance for our zinc business unit is unchanged from our previous disclosures and is outlined in our guidance tables on pages 28 — 32.

The Red Dog shipping season, which commenced on July 19, 2021 following delays due to weather and ice conditions, is expected to be completed in late October or early November. Despite the third quarter shipping delays associated with record weather disruptions in July and August, we expect to ship all zinc concentrates from Red Dog during the current shipping season as originally planned. However, as a result of the late start to the season and the delays mentioned above, a portion of the Q4 2021 sales has been deferred to Q1 2022. Therefore, we expect sales of zinc in concentrate to be in the range of 140,000 to 155,000 tonnes in the fourth quarter of 2021, reflecting the normal seasonal pattern of Red Dog sales.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
14	Teck Resources Limited 2021 Third Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Steelmaking coal price (realized US$/tonne)	$237	$102	$170	$116
Steelmaking coal price (realized CAD$/tonne)	$299	$135	$213	$157
Production (million tonnes)	6.0	5.1	18.3	15.1
Sales (million tonnes)	5.9	5.1	18.3	15.8
Gross profit (loss)	$901	$(63)	$1,330	$241
Gross profit before depreciation and amortization[1]	$1,120	$120	$1,989	$761
Property, plant and equipment expenditures	$204	$234	$730	$673

Performance

Gross profit in the third quarter from our steelmaking coal business unit increased to $901 million compared with a gross loss of $63 million a year ago (see table below). Gross profit before depreciation and amortization1 in the third quarter of $1.1 billion increased significantly from the third quarter of 2020. Substantially higher steelmaking coal prices, combined with increased sales and production volumes, contributed to a strong operating performance when compared to the third quarter of 2020, which was impacted by COVID-19.

Third quarter sales of 5.9 million tonnes were within our guidance range and 16% higher than the same quarter a year ago, despite wildfires that disrupted our supply chain early in the third quarter. Sales to China in the third quarter were approximately 1.9 million tonnes, similar to the two previous quarters, and represented approximately 30% of our total sales volumes in the quarter.

The steelmaking coal price in China has increased steadily since the middle of the fourth quarter 2020, when China imposed import restrictions on Australian coal. More recently, pricing outside of China also increased significantly due to robust demand and constrained supply for steelmaking coal. Sales to our Chinese customers are priced on the CFR China price, which continues to trade at a premium to the FOB Australia price assessments. CFR China price assessments ended the quarter at record high levels while the FOB Australia price assessments ended marginally below record levels reached in late September.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
15	Teck Resources Limited 2021 Third Quarter News Release

The table below summarizes the change in gross profit (loss) in our steelmaking coal business unit for the quarter:

Gross Profit (Loss) (CAD$ in millions)	Three months ended September 30,

As reported in third quarter of 2020	$(63)
Increase (decrease):
Steelmaking coal price realized	1,108
Sales volumes	20
Operating and transportation costs	(6)
Inventory write-down 2020	18
Labour settlement	(39)
Foreign exchange	(101)
Depreciation	(36)
Net increase	$964
As reported in current quarter	$901

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

Property, plant and equipment expenditures were $204 million in the third quarter, which included $48 million associated with the Neptune port upgrade and $72 million associated with water projects. Capitalized stripping costs were $83 million in the third quarter compared with $62 million in the same period last year when mining rates and production were impacted by curtailments associated with COVID-19.

Markets

Strong demand for steelmaking coal continued through the third quarter of 2021, supported by high steel pricing across all markets. Demand from China for seaborne steelmaking coal remains high due to the import restrictions on Australian coal, reduced Mongolian imports as a result of COVID-19 and domestic supply constraints. Imports to China, ex-Australian seaborne steelmaking coal, reached a new monthly record in August of 2021, surpassing the previous high set in 2013.

Demand for steelmaking coal in the rest of the world increased in the third quarter with ex-China steelmakers operating at rates exceeding pre-COVID-19 production levels. Consequently, the FOB Australia price assessments increased significantly throughout the third quarter, from a low of US$195 per tonne in July to end the quarter at US$393 per tonne, slightly below record prices above US$400 per tonne in late September. The quarterly average of the key FOB Australia price assessments lagged by one month was US$203 per tonne up from US$117 per tonne in the second quarter. The price mechanism lags the quarter by one month and the higher prices seen in September, which averaged US$348 per tonne, will be reflected in the fourth quarter pricing. The average of the key CFR China price assessments for the third quarter increased to US$402 per tonne from US$257 per tonne in the second quarter and exited the quarter at a record high of US$602 per tonne.

Operations

Third quarter steelmaking coal production of 6.0 million tonnes increased by 18% compared to the third quarter of 2020 when production was impacted by curtailments associated with COVID-19. In the third quarter of 2021, we maximized utilization of available processing capacity to meet additional sales opportunities into China, while also completing a substantial proportion of our maintenance outages for the year during the quarter. Strong logistics chain performance supported the steady flow of steelmaking coal to markets despite the impact of wildfires on the supply chain, which reduced July production and sales volumes.

16	Teck Resources Limited 2021 Third Quarter News Release

We realized a 9% increase in total material movement compared with the same period a year ago, primarily attributable to the extended shutdowns in the third quarter of 2020 to manage inventories. Daily mining rates at our operations continue to achieve high performance levels, and haul truck productivity is supported by our RACE21™ innovation-driven business transformation program.

Cost of Sales

Cost of sales was $906 million in the third quarter compared with $762 million in the third quarter last year. The increase in cost of sales was primarily due to higher production and sales volume levels when compared to the same period last year. Adjusted site cash cost of sales1 of $63 per tonne in the third quarter were within our guidance range and significantly lower than the third quarter of 2020. Despite current inflationary cost pressures, notably higher diesel costs, and the impact of wildfires on production, our lower unit cost of sales reflect the completion of the structural change in our cost base and achieving considerably higher production from our Elkview processing plant.

Transportation costs in the third quarter were $46 per tonne, $3 per tonne higher than the same quarter last year. The increase was primarily due to vessel demurrage, rail and port charges incurred as a result of the July rail service disruption caused by wildfires. To partially mitigate the impact of this disruption on production and sales, we shipped through the higher cost Ridley Terminals, demonstrating options within our supply chain. Higher WTI prices also resulted in increased rail fuel surcharges. These increases were partly offset by lower port costs, driven by a higher percentage of sales volumes loaded through our expanded Neptune terminal.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in CAD$ per tonne)	2021	2020	2021	2020

Adjusted site cash cost of sales[1]	$63	$67	$63	$66
Transportation costs	46	43	43	42
Inventory write-down (reversals)	—	3	—	3
Labour settlement	7	—	2	—
Unit costs[1]	$116	$113	$108	$111

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per tonne)	2021	2020	2021	2020

Adjusted site cash cost of sales[1]	$50	$50	$50	$49
Transportation costs	37	32	34	31
Inventory write-down (reversals)	—	3	—	2
Labour settlement	5	—	2	—
Unit costs[1]	$92	$85	$86	$82

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

Our total cost of sales for the quarter also included a $22 per tonne charge for the amortization of capitalized stripping costs and $15 per tonne for other depreciation.

17	Teck Resources Limited 2021 Third Quarter News Release

Development Projects

Our Neptune port upgrade project was in the site-wide ramp-up phase during the third quarter, which proceeded as planned. The new outbound system performed consistently through the third quarter and achieved planned throughput rates. This included achieving a run rate in excess of design capacity for the second half of September. The new tandem dumper also demonstrated capability to exceed design capacity with rail service recovering from the wildfire disruption in the first half of the quarter. The upgrade project significantly increases terminal loading capacity and improves our capability to meet delivery commitments to our customers while lowering our overall logistics costs.

Outlook

Our steelmaking coal business unit is well positioned to deliver strong financial performance in the fourth quarter of 2021 with continued strong demand from steelmakers, combined with the recent increases in FOB Australia and CFR China steelmaking coal prices to record levels in September. We are expecting sales of 6.4 to 6.8 million tonnes in the fourth quarter. Annual production is expected to be at the lower end of our 2021 production guidance range of 25 to 26 million tonnes, as wildfire impacts in the third quarter are not expected to be fully recoverable by the end of the year.

As a result of inflationary cost pressures including higher diesel costs, reliance on overtime to offset increased absenteeism due to COVID-19 and on-going global supply-chain constraints and disruptions, we expect to come in at or slightly above the upper end of our 2021 annual adjusted site cash cost of sales1 guidance range of $59 to $64 per tonne. These cost pressures are anticipated to continue into 2022. We expect higher 2021 fourth quarter production compared to each of the first three quarters this year with our planned major processing shutdowns behind us.

Current market conditions including on-going global supply-chain constraints and disruptions in transportation, combined with surging commodity, continue to exert inflationary pressure on our transportation costs. Combined with wildfire disruptions in the third quarter, increased ocean freight rates, vessel demurrage and rail surcharges, we expect our full year 2021 transportation costs to be at the high end or slightly above our guidance range of $39 to $42 per tonne. We expect these cost pressures will continue to drive higher transportation costs in the fourth quarter and into 2022. The increased utilization of our expanded Neptune terminal capacity, however, is expected to partly offset such cost pressures.

CFR China price assessments continue to exceed FOB Australia price assessments. As such, we will continue to prioritize available spot sales to China and optimize our overall realized price as market fundamentals remain supportive of our sales plan. We continue to target approximately 7.5 million tonnes sales to China in 2021, per our previous guidance.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

Our 2021 priorities include commissioning the Fording River South Active Water Treatment Facility (FRO-S AWTF) and the Elkview Phase 2 Saturated Rock Fill (EVO SRF), the completion of the first phase of the Fording River North (FRO-N) SRF Phase 1 with a capacity to treat 7 million litres per day) and the expansion of the FRO-N SRF Phase 2 to 30 million litres per day at our Fording River Operations, expected to be complete by the end of 2022.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
18	Teck Resources Limited 2021 Third Quarter News Release

The EVO SRF was successfully commissioned during the first quarter of 2021 and is now treating and reducing selenium and nitrate, and improving water quality in the receiving environment. As previously disclosed, the construction of FRO-S AWTF project is now complete and transitioned to commissioning in September. The plant is expected to begin treating water for selenium and nitrate and improving water quality downstream in the fourth quarter.

There is no change to our 2021 guidance on water-related spending. We expect capital spending of approximately $255 million in 2021 on water treatment (AWTFs and SRFs) and water management (source control, calcite management and tributary management). By the end of 2021, we expect to increase total treatment capacity to more than 50 million litres per day. From 2022 to 2024, capital investment in water management and water treatment is expected to be approximately $400 to $500 million. The investment in water treatment will further increase treatment capacity to 90 million litres per day.

In addition to the capital set out above and as previously announced, the aggregate cost of the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) is preliminarily estimated at $350 to $400 million between 2021 and 2030.

Operating costs associated with water treatment were approximately $0.75 per tonne in 2020 and, as previously disclosed, are projected to increase gradually over the long term to approximately $3 per tonne as additional water treatment becomes operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Final costs of implementing the Plan and the Direction for managing water quality will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates are based on limited engineering and the feasibility of certain measures has not yet been confirmed. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

19	Teck Resources Limited 2021 Third Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills1

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Western Canadian Select (US$/bbl)	$56.98	$31.84	$52.31	$24.63
Blended bitumen price (realized US$/bbl)[2]	$61.10	$33.10	$55.24	$25.83
Bitumen price (realized CAD$/bbl)[2]	$66.46	$34.89	$58.39	$21.45
Operating netback (CAD$/bbl)[2]	$(1.87)	$(22.08)	$(5.14)	$(23.60)
Production (million bitumen barrels)	1.9	1.5	5.3	6.1
Production (average barrels per day)	19,984	16,702	19,283	22,308
Sales (million blended bitumen barrels)	2.2	2.0	6.7	8.6
Gross profit (loss)	$(28)	$(62)	$(95)	$(280)
Gross profit (loss) before depreciation and amortization[2]	$(3)	$(36)	$(28)	$(199)

Performance

In the third quarter, we had a gross loss in our energy business unit of $28 million compared with $62 million a year ago. The gross loss decreased by $34 million compared with a year ago primarily due to an increase in global benchmark crude oil prices, including Western Canadian Select (WCS), partially offset by higher operating costs.

Our 21.3% share of bitumen production from Fort Hills increased by 20% in the third quarter to 19,984 barrels per day compared to the same period in 2020. In the third quarter last year, bitumen production was impacted by extreme wet weather conditions resulting in lower production. The recent operational performance leading into the fourth quarter shows signs of improvements in mine productivity at Fort Hills. The focus continues on overburden stripping to increase available ore and allow for planned ramp-up to full rates, two-train operation by the end of this year. We expect to be within our previously issued 2021 annual production guidance of 18,000 — 22,300 barrels per day.

Cost of sales in the third quarter of 2021 was $206 million compared with $156 million a year ago, reflecting higher mining costs compared to the same period in 2020. Higher mining costs relate to increased spend on contractor overburden stripping, managing mine slope instability and capping the major groundwater inflows, which has been completed, as we prepare for the planned ramp-up to a two-train operation by the end of the year. Adjusted operating costs2 of $49.56 per barrel in the third quarter were higher than the $41.18 per barrel in the same period last year.

Notes:

1.	Fort Hills figures presented at our ownership interest of 21.3%.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
20	Teck Resources Limited 2021 Third Quarter News Release

The table below summarizes the change in gross profit in our energy business unit for the quarter:

Gross Profit (Loss) (CAD$ in millions)	Three months ended September 30,

As reported in third quarter of 2020	$(62)
Increase (decrease):
Bitumen price realized	62
Unit operating costs	(15)
Royalties	(4)
Foreign exchange	(7)
Transportation costs and other	(3)
Depreciation	1
Net increase	$34
As reported in current quarter	$(28)

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

In line with our plan, our share of Fort Hills’ capital expenditures for the third quarter was $28 million.

Markets

Our blended bitumen price realizations are influenced by the monthly calendar NYMEX WTI and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the third quarter, NYMEX WTI averaged US$70.56 per barrel, a 72% increase compared to the same period last year. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of the NYMEX WTI price less US$13.58 per barrel for a WCS blend value of US$56.98 per barrel, 79% higher than the WCS blend value of US$31.84 per barrel in the third quarter last year. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI minus US$4.69 per barrel, for a WCS blend value of US$65.87 per barrel.

Crude oil prices marginally increased in the third quarter with NYMEX WTI prices trading between US$62.32 and US$75.45 per barrel. Prices were supported by a structural demand and supply deficit as global demand continued to improve compared to COVID-19 based economic restrictions in 2020. Compared to the third quarter of 2020, differentials for Canadian heavy blends widened on increased competition at the U.S. Gulf Coast as U.S. exports to foreign markets declined in the quarter. With recent additions in pipeline egress from Western Canada, we anticipate differentials to narrow or stabilize in the fourth quarter of this year.

21	Teck Resources Limited 2021 Third Quarter News Release

Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended September 30,		Nine months ended September 30,
(Amounts reported in CAD$ per barrel of bitumen sold)	2021	2020	2021	2020

Bitumen price realized1 2	$66.46	$34.89	$58.39	$21.45
Crown royalties[3]	(2.80)	(0.23)	(1.80)	(0.54)
Transportation costs for FRB[4]	(15.96)	(15.56)	(15.07)	(12.25)
Adjusted operating costs1 5	(49.56)	(41.18)	(46.66)	(32.26)
Operating netback[1]	$(1.86)	$(22.08)	$(5.14)	$(23.60)

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs.

FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

3.	The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
4.	Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
5.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation and exclude inventory write-downs.

Outlook

We continue to expect our bitumen production for 2021 to be within our previously disclosed annual guidance of 18,000 to 22,300 barrels per day.

With the increase in spend on contract mining to expose available ore, manage mine slope instability, and cap ground water inflows, we are expecting Fort Hills adjusted operating costs for 2021 to be at the high end or slightly above our previously disclosed 2021 annual guidance range of $40 — $44 per barrel. Actual unit operating costs will vary depending on production rates as production begins to ramp up to a two-train operation.

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OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $59 million in the third quarter compared with $127 million a year ago. Significant items in the quarter included $67 million of environmental costs relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations and increased provisions, $18 million of take or pay contract costs and $35 million of share-based compensation expense. This was partly offset by $114 million of positive pricing adjustments.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at June 30, 2021 and September 30, 2021.

	Outstanding at		Outstanding at
	September 30, 2021		June 30, 2021
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	122	4.05	167	4.25
Zinc	201	1.36	52	1.35

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense of $57 million in the third quarter decreased by $8 million from a year ago. The reason for the decrease was approximately $29 million in additional interest capitalized against our development projects partially offset by higher accretion on our decommissioning and restoration provisions. In the third quarter of 2020, we did not capitalize approximately $23 million of interest on the QB2 project as construction activities were suspended for a portion of the quarter due to COVID-19.

Our non-operating income (expense) was a $93 million expense in the third quarter compared with $3 million in the same period last year.

During the quarter, we recorded $97 million of expense related to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in Compañía Minera Teck Quebrada Blanca (QBSA) through the purchase of IMSA, a private Chilean company and former QBSA shareholder. The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024 or up to a lesser maximum in certain circumstances thereafter. At the date of the acquisition, a nominal value was attributed to the additional payments. At September 30, 2021, the fair value of this financial liability increased to $97 million (US$77 million) with estimated future average copper prices expected to exceed the US$3.15 per pound threshold and based on the expected commencement of commercial production.

In our year to date results, we also recorded $71 million of expense related to changes in the carrying value of the financial liability for the preferential dividend stream to ENAMI. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA which affect the timing of when QBSA repays the loans.

Income Taxes

Provision for income and resource taxes was $514 million, or 38% of pre-tax profit. This rate is higher than the Canadian statutory income tax rate of 27% mainly as a result of resource taxes and higher taxes in some foreign jurisdictions. The QB2 variable consideration to IMSA this quarter, which is not deductible for tax purposes, also contributed to increasing our overall effective tax rate by an additional 2%.

23	Teck Resources Limited 2021 Third Quarter News Release

For the full year, we expect our effective tax rate to be in the range of 37% — 39%, based on our current expectations regarding commodity prices and sales by jurisdiction for the balance of the year.

Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and both cash income and resource taxes in foreign jurisdictions. At current commodity prices, we expect to be accruing for current Canadian corporate income taxes as early as 2022.

24	Teck Resources Limited 2021 Third Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	September 30, 2021		December 31, 2020

Term notes	$3,478		$3,478
US$5 billion of revolving credit facilities	218		262
QB2 US$2.5 billion limited recourse project finance facility	2,009		1,147
Lease liabilities	542		544
Antamina credit facilities	90		90
Other	1		1
Less unamortized fees and discounts	(84)		(66)
Debt (US$ in millions)	$6,254		$5,456

Debt (Canadian $ equivalent)[1] (A)	$7,968		$6,947
Less cash balances	(390)		(450)
Net debt[2] (B)	$7,578		$6,497
Equity (C)	$22,252		$20,708
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	25%		24%
Net debt to adjusted EBITDA ratio[2]	1.5	x	2.5	x
Weighted average coupon rate on the term notes	5.5%		5.5%

Our liquidity was $5.4 billion as at October 26, 2021.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio1 not to exceed 60%. That ratio was 26% at September 30, 2021.

At the end of the quarter, we had US$5.0 billion of committed revolving credit facilities, of which US$4.0 billion was committed to November 2024 and US$1.0 billion was committed to June 2022. Neither facility has an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. We have no significant debt maturities prior to 2030 and we have investment grade credit ratings from all four credit rating agencies. On October 15, 2021, we converted our US$4.0 billion committed credit facility into a Sustainability-Linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy, and extended the maturity to October 2026. Our sustainability performance over the term of the facility is measured by Green House Gas (GHG) intensity, percentage of women in Teck’s workforce and safety. In addition, on October 15, 2021, we cancelled our US$1 billion facility that was scheduled to mature in June 2022. The US$1 billion facility was established in June 2020 during the initial months of COVID-19 and market conditions and commodity prices have improved significantly since then. At October 26, 2021, our US$4 billion facility was undrawn.

Notes:

1.	Translated at period end exchange rates
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
25	Teck Resources Limited 2021 Third Quarter News Release

In July 2021, Antamina entered into a new US$1.0 billion loan agreement. Our 22.5% share of the loan, if fully drawn, will be US$225 million. Proceeds from the loan have been used to repay the existing credit facilities and will be used to fund capital expenditures going forward. The loan is non-recourse to us and the other Antamina owners and matures in July 2026.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that mostly secure our reclamation and other obligations. The amounts issued under these facilities totaled approximately $2.9 billion at September 30, 2021. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

We drew US$178 million on the US$2.5 billion limited recourse project financing facility in the third quarter of 2021 to fund the development of the QB2 project. The project achieved its targeted ratio of project financing to total shareholder funding in April 2021, resulting in shareholder contributions going forward.

Operating Cash Flow

Cash flow from operations in the third quarter was $1.5 billion compared with $390 million a year ago, reflecting the positive impact of substantially higher commodity prices, most significantly steelmaking coal.

During the third quarter, changes in working capital items resulted in a use of cash of $295 million primarily due to an increase in accounts receivable at our steelmaking coal and base metals operations and inventory values at our Trail Operations reflecting the higher commodity prices in the period. This compares with a use of cash of $74 million a year ago.

Investing Activities

Expenditures on property, plant and equipment were $1.0 billion in the third quarter, including $676 million for the QB2 project, $48 million on the Neptune port upgrade project and $247 million on sustaining capital. The largest components of sustaining expenditures were $126 million at our steelmaking coal operations, $32 million at Antamina and $33 million at Red Dog.

Capitalized production stripping costs were $172 million in the third quarter compared with $110 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs in the third quarter were higher than a year ago primarily due to a decrease in capitalized stripping in the third quarter of 2020 as a result of COVID-19 restrictions.

The table below summarizes our year-to-date capital spending for 2021:

($ in millions)	Sustaining	Growth[1]	QB2 Project	Sub-total	Capitalized Stripping	Total

Copper	$114	$58	$1,865	$2,037	$145	$2,182
Zinc	110	11	—	$121	56	$177
Steelmaking coal	317	413	—	$730	280	$1,010
Energy	55	2	—	$57	—	$57
Corporate	7	3	—	$10	—	$10
	$603	$487	$1,865	$2,955	$481	$3,436

Note:

1.	RACE21TM capital expenditures included in growth totals $93 million and is allocated $17 million to Copper, $4 million to Zinc, $69 million to Steelmaking coal and $3 million to Corporate.

26	Teck Resources Limited 2021 Third Quarter News Release

Financing Activities

Debt proceeds on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project were $224 million in the third quarter. In addition, during the third quarter, we repaid $360 million, net, on our US$4 billion revolving credit facility.

Interest and various finance fees and charges paid in the third quarter were $120 million, $16 million higher than year ago due to the US$550 million note issued in the second quarter of 2020 and higher revolving credit facility balance.

In the third quarter, we paid $27 million in respect of our regular base quarterly dividend of $0.05 per share.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2021, $3.7 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, the extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future are uncertain and could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

27	Teck Resources Limited 2021 Third Quarter News Release

The sensitivity of our annualized profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2021 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.25, is as follows:

	2021 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit[2] ($ in millions)	Estimated Effect on EBITDA[2] ($ in millions)

US$ exchange		CAD$0.01	$78	$123
Copper (000's tonnes)	282.5	US$0.01/lb	$4	$7
Zinc (000's tonnes)[3]	905.0	US$0.01/lb	$9	$12
Steelmaking coal (million tonnes)	25.5	US$1/tonne	$18	$29
WCS (million bbl)[4]	7.4	US$1/bbl	$6	$8
WTI[5]		US$1/bbl	$2	$3

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 287,500 tonnes of refined zinc and 617,500 tonnes of zinc contained in concentrate.
4.	Bitumen volumes from our energy business unit.
5.	Our WTI oil price sensitivity takes into account our interest in Fort Hills for respective change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, QB2 variable consideration to IMSA and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

GUIDANCE

Our previously disclosed 2021 annual guidance, outlined in detail below, is unchanged.

Like others in the industry, we are seeing inflationary cost pressures, notably diesel price, supplies and higher labour costs. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. These price increases impacted our third quarter operating results across our business units and we expect upward pressure on our cash unit costs through the balance of 2021 and into 2022. Despite this, as outlined in the outlook in each of our business units, our previously disclosed 2021 annual unit cost guidance is unchanged.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
28	Teck Resources Limited 2021 Third Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2020, our guidance for production for 2021 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2020	Previous Guidance 2021	Change	Current Guidance 2021	Previous Three- Year Guidance 2022 – 2024	Change	Current Guidance 2022 – 2024

PRINCIPAL PRODUCTS

Copper1 2 3
Highland Valley Copper	119.3	128 – 133	—	128 – 133	135 – 165	—	135 – 165
Antamina	85.6	91 – 95	—	91 – 95	90	—	90
Carmen de Andacollo	57.4	46 – 51	—	46 – 51	50 – 60	—	50 – 60
Quebrada Blanca[5]	13.4	10 – 11	—	10 – 11	—	—	—
	275.7	275 – 290	—	275 – 290	275 – 315	—	275 – 315
Zinc1 2 4
Red Dog	490.7	510 – 530	—	510 – 530	510 – 550	—	510 – 550
Antamina	96.3	95 – 100	—	95 – 100	80 – 100	—	80 – 100
	587.0	605 – 630	—	605 – 630	590 – 650	—	590 – 650
Refined zinc
Trail Operations	305.1	285 – 290	—	285 – 290	305 – 315	—	305 – 315

Steelmaking coal (million tonnes)	21.1	25 – 26	—	25 – 26	26 – 27	—	26 – 27

Bitumen (million barrels)[2]
Fort Hills	8.4	6.6 – 8.1	—	6.6 – 8.1	14	—	14
OTHER PRODUCTS
OTHER PRODUCTS
Lead[1]
Red Dog	97.5	90 – 100	—	90 – 100	80 – 90	—	80 – 90

Molybdenum (million pounds)1 2
Highland Valley Copper	3.3	1.2 – 1.8	—	1.2 – 1.8	3.0 – 4.5	—	3.0 – 4.5
Antamina	1.8	1.0 – 1.4	—	1.0 – 1.4	2.0 – 3.0	—	2.0 – 3.0
	5.1	2.2 – 3.2	—	2.2 – 3.2	5.0 – 7.5	—	5.0 – 7.5

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5.	Three-year guidance 2022 —2024 excludes production from QB2.

29	Teck Resources Limited 2021 Third Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q3 2021	Guidance Q4 2021
Zinc (000's tonnes)[1]
Red Dog	162	140 – 155
Steelmaking coal (million tonnes)	5.9	6.4 – 6.8

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2020 and our unit cost guidance for selected principal products in 2021.

	2020	Previous Guidance 2021	Change	Guidance 2021

Copper[1]
Total cash unit costs[5] (US$/lb.)	$ 1.57	$ 1.65 – 1.75	—	$ 1.65 – 1.75
Net cash unit costs2 5 (US$/lb.)	$ 1.28	$ 1.30 – 1.40	—	$ 1.30 – 1.40

Zinc[3]
Total cash unit costs[5] (US$/lb.)	$ 0.53	$ 0.54 – 0.59	—	$ 0.54 – 0.59
Net cash unit costs2 5 (US$/lb.)	$ 0.36	$ 0.35 – 0.40	—	$ 0.35 – 0.40

Steelmaking coal[4]
Adjusted site cash cost of sales[5]	$ 64	$ 59 – 64	—	$ 59 – 64
Transportation costs	$ 41	$ 39 – 42	—	$ 39 – 42

Bitumen
Adjusted operating costs[5] (CAD$/barrel)	$ 31.96	$ 40 – 44	—	$ 40 – 44

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2021 assumes a zinc price of US$1.30 per pound, a molybdenum price of US$14.00 per pound, a silver price of US$25 per ounce, a gold price of US$1,800 per ounce and a Canadian/U.S. dollar exchange rate of $1.24.
2.	After co-product and by-product margins.
3.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2021 assumes a lead price of US$1.00 per pound, a silver price of US$25 per ounce and a Canadian/U.S. dollar exchange rate of $1.24. By-products include both by-products and co-products.
4.	Steelmaking coal unit costs are reported in Canadian dollars per tonne.
5.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

30	Teck Resources Limited 2021 Third Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2020 and our capital expenditures guidance for 2021.

(Teck’s share in CAD$ millions)	2020	Previous Guidance 2021	Change	Guidance 2021
Sustaining
Copper	$161	$160	$—	$160
Zinc	188	155	—	155
Steelmaking coal[1]	571	430	—	430
Energy	91	85	—	85
Corporate	12	—	—	—
	$1,023	$830	$—	$830
Growth[2]
Copper[3]	$41	$125	$—	$125
Zinc	7	25	—	25
Steelmaking coal	411	460	—	460
Corporate	4	5	—	5
	$463	$615	$—	$615
Total
Copper	$202	$285	$—	$285
Zinc	195	180	—	180
Steelmaking coal	982	890	—	890
Energy	91	85	—	85
Corporate	16	5	—	5
	$1,486	$1,445	$—	$1,445

QB2 capital expenditures	$1,643	$2,500	$—	$2,500
Total before SMM and SC contributions	3,129	3,945	—	3,945
Estimated SMM and SC contributions to capital expenditures	(660)	(440)	—	(440)
Estimated QB2 project financing draw to capital expenditures	(983)	(1,425)	—	(1,425)
Total, net of partner contributions and project financing	$1,486	$2,080	$—	$2,080

Notes:

1.	Steelmaking coal sustaining capital 2021 guidance includes $245 million of water treatment capital. 2020 includes $267 million of water treatment capital.
2.	Growth expenditures include RACE21TM capital expenditures for 2021 of $150 million, of which $30 million relates to copper, $5 million relates to zinc, $110 million relates to steelmaking coal and $5 million relates to corporate projects.
3.	Copper growth guidance for 2021 includes studies for HVC 2040, Antamina, QB3, Zafranal, San Nicolás and Galore Creek.
31	Teck Resources Limited 2021 Third Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2020	Previous 2021 Guidance	Change	Current 2021 Guidance
Copper	$145	$205	$—	$205
Zinc	51	70	—	70
Steelmaking coal	303	400	—	400
	$499	$675	$—	$675

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2021			2020				2019
(in millions, except for share data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$3,970	$2,558	$2,547	$2,560	$2,291	$1,720	$2,377	$2,655	$3,035
Gross profit	1,662	689	654	505	291	139	398	460	787
Profit (loss) attributable to shareholders	816	260	305	(464)	61	(149)	(312)	(1,835)	369
Basic earnings (loss) per share	$1.53	$0.49	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)	$(3.33)	$0.66
Diluted earnings (loss) per share	$1.51	$0.48	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)	$(3.33)	$0.66
Cash flow from operations	$1,480	$575	$585	$594	$390	$300	$279	$782	$1,062

AREA OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2020 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. We considered a number of factors in making the determination of when the Neptune port upgrade project was available for use including, but not limited to, design capacity of the asset, throughput levels achieved, capital spending remaining and commissioning status. As at September 30, 2021, the Neptune port upgrade project was considered available for use. We have commenced depreciation of the asset and ceased capitalization of borrowing costs as of the date the asset is available for use.

32	Teck Resources Limited 2021 Third Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at September 30, 2021, these amendments did not affect our financial statements as we have not yet transitioned any agreements that are exposed to the London Inter-bank Offered Rate (LIBOR) to an alternative benchmark interest rate. We are working with our lenders on the replacement of the affected rates, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our revolving credit facilities, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. These financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and expect to transition to alternative rates as widespread market practice is established.

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, Income Taxes (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented. We do not expect these amendments to have a material effect on our financial statements.

OUTSTANDING SHARE DATA

As at October 26, 2021, there were 525.4 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 24.8 million share options outstanding with exercise prices ranging between $5.34 and $39.30 per share. More information on these instruments and the terms of their conversion is set out in Note 25 of our 2020 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Most of our corporate office staff and many site administrative staff continued to work remotely in the third quarter of 2021. We continue to retain documentation in electronic form as a result of remote work, consistent with our practices in 2020. There have been no significant changes in our internal controls during the quarter ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

33	Teck Resources Limited 2021 Third Quarter News Release

REVENUES AND GROSS PROFIT (LOSS)

Our revenue and gross profit (loss) by business unit are summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

REVENUES
Copper
Highland Valley Copper	$459	$239	$1,110	$657
Antamina	327	245	962	540
Carmen de Andacollo	126	109	365	319
Quebrada Blanca	28	31	91	83
	940	624	2,528	1,599

Zinc
Trail Operations	506	441	1,432	1,288
Red Dog	658	569	994	990
Other	3	3	8	7
Intra-segment revenues	(122)	(139)	(358)	(324)
	(122)	-139	-358	-324
	1,045	874	2,076	1,961

Steelmaking coal	1,807	699	3,966	2,514
Energy	178	94	505	314
TOTAL REVENUES	$3,970	$2,291	$9,075	$6,388

GROSS PROFIT (LOSS)
Copper
Highland Valley Copper	$244	$86	$564	$188
Antamina	208	125	584	244
Carmen de Andacollo	45	12	124	50
Quebrada Blanca	7	9	27	9
	504	232	1,299	491

Zinc
Trail Operations	14	(7)	12	(28)
Red Dog	272	177	449	373
Other	(1)	14	10	31
	285	184	471	376

Steelmaking coal	901	(63)	1,330	241
Energy	(28)	(62)	(95)	(280)
TOTAL GROSS PROFIT	$1,662	$291	$3,005	$828

34	Teck Resources Limited 2021 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

OPERATING COSTS
Copper
Highland Valley Copper	$153	$110	$390	$341
Antamina	62	57	200	153
Carmen de Andacollo	62	72	183	195
Quebrada Blanca	20	20	61	64
	297	259	834	753

Zinc
Trail Operations	136	123	413	377
Red Dog	127	137	203	235
Other	4	(11)	(2)	(24)
	267	249	614	588

Steelmaking coal	415	357	1,191	1,086
Energy	86	62	234	252
Total operating costs	$1,065	$927	$2,873	$2,679

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$14	$8	$32	$25
Antamina	11	9	27	20
Carmen de Andacollo	5	6	17	17
Quebrada Blanca	1	—	1	1
	31	23	77	63

Zinc
Trail Operations	34	37	100	112
Red Dog	52	46	79	88
	86	83	179	200

Steelmaking coal	272	221	786	660
Energy	29	26	83	85
Total transportation costs	$418	$353	$1,125	$1,008

35	Teck Resources Limited 2021 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$302	$267	$845	$761
Intra-segment purchases	(122)	(139)	(358)	(324)
	180	128	487	437
Energy (diluent and non-proprietary blend purchases)	66	42	216	176
Total raw material purchases	$246	$170	$703	$613

ROYALTY COSTS
Copper
Antamina	$2	$6	$27	$11

Zinc
Red Dog	146	131	163	138
Steelmaking coal	—	1	—	7
Total royalty costs	$148	$138	$190	$156

DEPRECIATION AND AMORTIZATION
Copper
Highland Valley Copper	$48	$35	$124	$103
Antamina	44	48	124	112
Carmen de Andacollo	14	19	41	57
Quebrada Blanca	—	2	2	9
	106	104	291	281

Zinc
Trail Operations	20	21	62	66
Red Dog	61	78	100	156
	81	99	162	222

Steelmaking coal	219	183	659	520
Energy	25	26	67	81
Total depreciation and amortization	$431	$412	$1,179	$1,104
TOTAL COST OF SALES	$2,308	$2,000	$6,070	$5,560

36	Teck Resources Limited 2021 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

Copper
Highland Valley Copper	$27	$16	$78	$59
Antamina	22	13	61	34
Carmen de Andacollo	2	2	6	6
	51	31	145	99

Zinc
Red Dog	38	17	56	39

Steelmaking coal	83	62	280	241
Total	$172	$110	$481	$379

37	Teck Resources Limited 2021 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Highland Valley Copper
Tonnes mined (000's)	20,057	23,691	64,508	75,151
Tonnes milled (000's)	9,682	11,454	30,750	35,016

Copper
Grade (%)	0.37	0.29	0.36	0.28
Recovery (%)	88.9	86.8	88.3	86.0
Production (000's tonnes)	31.8	29.0	97.8	85.4
Sales (000's tonnes)	38.8	27.6	96.0	83.3
Molybdenum
Production (million pounds)	0.2	0.6	0.8	2.8
Sales (million pounds)	0.2	0.7	0.8	3.0

Antamina
Tonnes mined (000's)	66,581	45,458	183,736	112,305
Tonnes milled (000's)
Copper-only ore	7,488	7,150	21,091	18,216
Copper-zinc ore	5,730	6,053	18,244	14,628
	13,218	13,203	39,335	32,844
Copper[1]
Grade (%)	0.97	0.94	0.94	0.91
Recovery (%)	88.5	85.9	88.8	86.1
Production (000's tonnes)	109.9	106.4	327.4	262.2
Sales (000's tonnes)	100.5	103.9	312.6	254.8

Zinc[1]
Grade (%)	2.30	2.47	2.24	2.27
Recovery (%)	87.5	87.7	86.2	87.1
Production (000's tonnes)	116.9	120.8	358.3	280.8
Sales (000's tonnes)	114.6	115.0	346.8	264.9

Molybdenum
Production (million pounds)	1.0	1.8	3.5	6.6
Sales (million pounds)	0.5	2.6	3.6	7.6

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
38	Teck Resources Limited 2021 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Carmen de Andacollo
Tonnes mined (000’s)	6,922	7,088	19,934	20,154
Tonnes milled (000’s)	4,705	4,031	13,287	13,486
Copper
Grade (%)	0.28	0.33	0.30	0.36
Recovery (%)	84.4	83.1	84.7	85.0
Production (000’s tonnes)	11.2	11.2	33.5	41.6
Sales (000’s tonnes)	10.9	14.0	33.0	43.7

Copper cathode
Production (000’s tonnes)	0.3	0.4	1.0	1.5
Sales (000’s tonnes)	0.5	0.4	1.3	1.7

Gold[1]
Production (000’s ounces)	8.6	9.7	28.3	37.2
Sales (000’s ounces)	9.4	13.1	29.5	41.0

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca
Production (000's tonnes)	2.7	3.3	8.6	10.1
Sales (000's tonnes)	2.4	3.5	7.9	10.5

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	137	151	392	424
Lead	27	28	92	90

Metal production
Zinc (000's tonnes)	73.1	76.4	210.8	225.1
Lead (000's tonnes)	20.2	18.2	59.0	55.1
Silver (million ounces)	3.0	2.6	8.4	8.8
Gold (000's ounces)	8.4	5.6	23.2	23.0

Metal sales
Zinc (000's tonnes)	73.0	77.5	211.5	227.3
Lead (000's tonnes)	16.3	16.7	53.0	52.9
Silver (million ounces)	2.8	2.6	8.2	9.0
Gold (000's ounces)	9.2	6.6	23.3	22.8

39	Teck Resources Limited 2021 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Red Dog
Tonnes mined (000's)	2,839	3,056	7,380	8,533
Tonnes milled (000's)	1,019	1,091	3,324	3,086
Zinc
Grade (%)	14.3	14.3	13.9	13.7
Recovery (%)	80.9	84.5	81.8	81.5
Production (000's tonnes)	118.0	132.3	378.0	344.6
Sales (000's tonnes)	162.0	175.3	305.6	402.0
Lead
Grade (%)	4.5	4.0	4.3	4.0
Recovery (%)	53.5	60.8	54.5	58.0
Production (000's tonnes)	24.4	26.3	78.7	71.1
Sales (000's tonnes)	62.8	73.3	62.8	76.1

Steelmaking coal
Waste production (million BCM’s)	57.7	53.7	183.4	175.8
Clean coal production (million tonnes)	6.0	5.1	18.3	15.1
Clean coal strip ratio (waste BCM’s/coal tonnes)	9.6:1	10.5:1	10.0:1	11.7:1
Sales (million tonnes)	5.9	5.1	18.3	15.8

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities. We believe adjusted profit helps us and readers better understand the results of our normal operating activities and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

40	Teck Resources Limited 2021 Third Quarter News Release

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described above, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs – Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for

41	Teck Resources Limited 2021 Third Quarter News Release

blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.

Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Debt to Adjusted EBITDA ratio – debt to adjusted EBITDA ratio takes total debt as reported and divides that by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay all of the outstanding debt.

Net debt to Adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is the same calculation as the debt to adjusted EBITDA ratio, but using net debt as the numerator.

Net debt to capitalization ratio – net debt to capitalization ratio is net debt plus Obligation to Neptune divided by the sum of total debt plus Obligation to Neptune plus equity attributable to shareholders. The ratio is a financial covenant under our revolving credit facility.

42	Teck Resources Limited 2021 Third Quarter News Release

Profit (Loss) and Adjusted Profit

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss) attributable to shareholders	$816	$61	$1,381	$(400)
Add (deduct) on an after-tax basis:
Asset impairment	—	—	—	474
COVID-19 costs	—	64	—	233
QB2 variable consideration to IMSA and ENAMI	97	—	140	(34)
Environmental costs	49	27	60	9
Inventory write-downs (reversals)	—	11	(6)	76
Share-based compensation	28	18	62	13
Commodity derivatives	10	(26)	5	(31)
Other	15	(25)	38	(27)
Adjusted profit attributable to shareholders	$1,015	$130	$1,680	$313

Basic earnings per share	$1.53	$0.11	$2.60	$(0.75)
Diluted earnings per share	$1.51	$0.11	$2.56	$(0.75)
Adjusted basic earnings per share	$1.91	$0.24	$3.16	$0.58
Adjusted diluted earnings per share	$1.88	$0.24	$3.11	$0.58

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2021	2020	2021	2020

Basic earnings (loss) per share	$1.53	$0.11	$2.60	$(0.75)
Add (deduct):
Asset impairment	—	—	—	0.88
COVID-19 costs	—	0.12	—	0.43
QB2 variable consideration to IMSA and ENAMI	0.18	—	0.26	(0.06)
Environmental costs	0.09	0.05	0.11	0.02
Inventory write-downs (reversals)	—	0.02	(0.01)	0.14
Share-based compensation	0.05	0.04	0.12	0.03
Commodity derivatives	0.02	(0.05)	0.01	(0.06)
Other	0.04	(0.05)	0.07	(0.05)
Adjusted basic earnings per share	$1.91	$0.24	$3.16	$0.58

43	Teck Resources Limited 2021 Third Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2021	2020	2021	2020

Diluted earnings (loss) per share	$1.51	$0.11	$2.56	$(0.75)
Add (deduct):
Asset impairment	—	—	—	0.88
COVID-19 costs	—	0.12	—	0.43
QB2 variable consideration to IMSA and ENAMI	0.18	—	0.26	(0.06)
Environmental costs	0.09	0.05	0.11	0.02
Inventory write-downs (reversals)	—	0.02	(0.01)	0.14
Share-based compensation	0.05	0.04	0.11	0.03
Commodity derivatives	0.02	(0.05)	0.01	(0.06)
Other	0.03	(0.05)	0.07	(0.05)
Adjusted diluted earnings per share	$1.88	$0.24	$3.11	$0.58

44	Teck Resources Limited 2021 Third Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2020		(B) Nine months ended September 30, 2020	(C) Nine months ended September 30, 2021	(A-B+C) Twelve months ended September 30, 2021

Profit (loss)	$(944)		$(471)	$1,392	$919
Finance expense net of finance income	268		224	157	201
Provision for (recovery of) income taxes	(192)		(116)	932	856
Depreciation and amortization	1,510		1,104	1,179	1,585
EBITDA	$642		$741	$3,660	$3,561

Add (deduct):
Asset impairment	1,244		647	—	597
COVID-19 costs	336		336	—	—
QB2 variable consideration to IMSA and ENAMI	(56)		(56)	168	168
Environmental costs	270		12	82	340
Inventory write-down (reversals)	134		111	(10)	13
Share-based compensation	47		18	82	111
Commodity derivatives	(62)		(42)	7	(13)
Other	15		(36)	63	114
Adjusted EBITDA	$2,570	(D)	$1,731	$4,052	$4,891	(E)

Total debt at period end	$6,947	(F)			$7,968	(G)
Less: cash and cash equivalents at period end	(450)				(390)
Net debt	$6,497	(H)			$7,578	(I)

Debt to adjusted EBITDA ratio	2.7	(F/D)			1.6	(G/E)
Net Debt to adjusted EBITDA ratio	2.5	(H/D)			1.5	(I/E)
Equity attributable to shareholders of the company	20,039	(J)			21,530	(K)
Obligation to Neptune Bulk Terminals	138	(L)			171	(M)
Adjusted Net debt to capitalization ratio	0.24	(H+L)/ (F+J+L)			0.26	(I+M) /(G+K+M)

45	Teck Resources Limited 2021 Third Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss)	$840	$25	$1,392	$(471)
Finance expense net of finance income	55	63	157	224
Provision for (recovery of) income taxes	514	19	932	(116)
Depreciation and amortization	431	412	1,179	1,104
EBITDA	1,840	519	3,660	741

Add (deduct):
Asset impairment	—	—	—	647
COVID-19 costs	—	107	—	336
QB2 variable consideration to IMSA and ENAMI	97	—	168	(56)
Environmental costs	67	37	82	12
Inventory write-downs (reversals)	—	18	(10)	111
Share-based compensation	35	25	82	18
Commodity derivatives	14	(35)	7	(42)
Other	43	(33)	63	(36)
Adjusted EBITDA	$2,096	$638	$4,052	$1,731

46	Teck Resources Limited 2021 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Gross profit	$1,662	$291	$3,005	$828
Depreciation and amortization	431	412	1,179	1,104
Gross profit before depreciation and amortization	$2,093	$703	$4,184	$1,932

Reported as:
Copper
Highland Valley Copper	$292	$121	$688	$291
Antamina	252	173	708	356
Carmen de Andacollo	59	31	165	107
Quebrada Blanca	7	11	29	18
Other	—	—	—	—
	610	336	1,590	772

Zinc
Trail Operations	34	14	74	38
Red Dog	333	255	549	529
Other	(1)	14	10	31
	366	283	633	598

Steelmaking coal	1,120	120	1,989	761
Energy	(3)	(36)	(28)	(199)
Gross profit before depreciation and amortization	$2,093	$703	$4,184	$1,932

47	Teck Resources Limited 2021 Third Quarter News Release

Reconciliation of Gross Profit (Loss) Margins Before Depreciation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020

Revenues
Copper (A)	$940	$624	$2,528	$1,599
Zinc (B)	1,045	874	2,076	1,961
Steelmaking coal (C)	1,807	699	3,966	2,514
Energy (D)	178	94	505	314
Total	$3,970	$2,291	$9,075	$6,388

Gross profit (loss), before depreciation and amortization
Copper (E)	$610	$336	1,590	772
Zinc (F)	366	283	633	598
Steelmaking coal (G)	1,120	120	1,989	761
Energy (H)	(3)	(36)	(28)	(199)
Total	$2,093	$703	$4,184	$1,932

Gross profit margins before depreciation
Copper (E/A)	65%	54%	63%	48%
Zinc (F/B)	35%	32%	30%	30%
Steelmaking coal (G/C)	62%	17%	50%	30%
Energy (H/D)	(2)%	(38)%	(6)%	(63)%

48	Teck Resources Limited 2021 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2021	2020	2021	2020

Revenue as reported	$940	$624	$2,528	$1,599
By-product revenue (A)	(100)	(78)	(279)	(196)
Smelter processing charges (B)	31	36	89	100
Adjusted revenue	$871	$582	$2,338	$1,503

Cost of sales as reported	$436	$392	$1,229	$1,108
Less:
Depreciation and amortization	(106)	(104)	(291)	(281)
By-product cost of sales (C)	(21)	(17)	(61)	(42)
Adjusted cash cost of sales (D)	$309	$271	$877	$785

Payable pounds sold (millions) (E)	160.5	146.8	444.6	419.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$1.93	$1.85	$1.97	$1.87
Smelter processing charges (B/E)	0.19	0.24	0.20	0.24
Total cash unit costs – CAD$/pound	$2.12	$2.09	$2.17	$2.11
Cash margin for by-products – ((A – C)/E)	(0.49)	(0.42)	(0.49)	(0.37)
Net cash unit costs – CAD$/pound	$1.63	$1.67	$1.68	$1.74

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.33	$1.25	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.53	$1.39	$1.58	$1.38
Smelter processing charges	0.15	0.18	0.16	0.18
Total cash unit costs – US$/pound	$1.68	$1.57	$1.74	$1.56
Cash margin for by-products	(0.39)	(0.32)	(0.39)	(0.27)
Net cash unit costs – US$/pound	$1.29	$1.25	$1.35	$1.29

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

49	Teck Resources Limited 2021 Third Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2021	2020	2021	2020

Revenue as reported	$1,045	$874	$2,076	$1,961
Less:
Trail Operations revenues as reported	(506)	(441)	(1,432)	(1,288)
Other revenues as reported	(3)	(3)	(8)	(7)
Add back: Intra-segment revenues as reported	122	139	358	324
	$658	$569	$994	$990
By-product revenues (A)	(212)	(230)	(214)	(242)
Smelter processing charges (B)	85	129	188	259
Adjusted revenue	$531	$468	$968	$1,007

Cost of sales as reported	$760	$690	$1,605	$1,585
Less:
Trail Operations cost of sales as reported	(492)	(448)	(1,420)	(1,316)
Other cost of sales as reported	(4)	11	2	24
Add back: Intra-segment purchases as reported	122	139	358	324
	$386	$392	$545	$617
Less:
Depreciation and amortization	(61)	(78)	(100)	(156)
Royalty costs	(146)	(131)	(163)	(138)
By-product cost of sales (C)	(44)	(59)	(44)	(61)
Adjusted cash cost of sales (D)	$135	$124	$238	$262
Payable pounds sold (millions) (E)	310.2	334.3	579.2	758.6

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.44	$0.37	$0.41	$0.35
Smelter processing charges (B/E)	0.27	0.39	0.32	0.34
Total cash unit costs – CAD$/pound	$0.71	$0.76	$0.73	$0.69
Cash margin for by-products – ((A - C)/E)	(0.54)	(0.51)	(0.29)	(0.24)
Net cash unit costs – CAD$/pound	$0.17	$0.25	$0.44	$0.45
US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.33	$1.25	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.34	$0.28	$0.33	$0.26
Smelter processing charges	0.22	0.29	0.26	0.25
Total cash unit costs – US$/pound	$0.56	$0.57	$0.59	$0.51
Cash margin for by-products	(0.43)	(0.39)	(0.23)	(0.18)
Net cash unit costs – US$/pound	$0.13	$0.18	$0.36	$0.33

Notes:

1.	Red Dog mining operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
50	Teck Resources Limited 2021 Third Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2021	2020	2021	2020

Cost of sales as reported	$906	$762	$2,636	$2,273
Less:
Transportation costs (A)	(272)	(221)	(786)	(660)
Depreciation and amortization	(219)	(183)	(659)	(520)
Inventory write-down reversal (B)	—	(18)	10	(45)
Labour settlement (C)	(39)	—	(39)	(4)
Adjusted site cash cost of sales (D)	$376	$340	$1,162	$1,044
Tonnes sold (millions) (E)	5.9	5.1	18.3	15.8

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (D/E)	$63	$67	$63	$66
Transportation costs (A/E)	46	43	43	42
Inventory write-downs (B/E)	—	3	—	3
Labour settlement (C/E)	7	—	2	—
Unit costs – CAD$/tonne	$116	$113	$108	$111

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.33	$1.25	$1.35
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$50	$50	$50	$49
Transportation costs	37	32	34	31
Inventory write-down reversal	—	3	—	2
Labour settlement	5	—	2	—
Unit costs – US$/tonne	$92	$85	$86	$82

Note:

1.	Average period exchange rates are used to convert to US$/tonne equivalent.

51	Teck Resources Limited 2021 Third Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations and Adjusted Operating Costs and Adjusted Operating Costs1

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2021	2020	2021	2020

Revenue as reported	$178	$94	$505	$314
Less:
Cost of diluent for blending	(58)	(33)	(171)	(163)
Non-proprietary product revenue	(9)	(9)	(50)	(17)
Add back: crown royalties (D)	5	—	9	3
Adjusted revenue (A)	$116	$52	$293	$137
Cost of sales as reported	$206	$156	$600	$594
Less:
Depreciation and amortization	(25)	(26)	(67)	(81)
Inventory write-down	—	—	—	(46)
Cash cost of sales	$181	$130	$533	$467
Less:
Cost of diluent for blending	(58)	(33)	(171)	(163)
Cost of non-proprietary product purchased	(8)	(9)	(45)	(13)
Transportation for non-proprietary product purchased[3]	(2)	(3)	(8)	(7)
Transportation for costs FRB (C)	(27)	(23)	(75)	(78)
Adjusted operating costs (E)	$86	$62	$234	$206
Blended bitumen barrels sold (000’s)	2,258	1,940	6,720	8,585
Less diluent barrels included in blended bitumen (000’s)	(519)	(443)	(1,690)	(2,188)
Bitumen barrels sold (000’s) (B)	1,739	1,497	5,030	6,397
Per barrel amounts – CAD$
Bitumen price realized (A/B)[2]	$66.46	$34.89	$58.39	$21.45
Crown royalties (D/B)	(2.80)	(0.23)	(1.80)	(0.54)
Transportation costs for FRB (C/B)	(15.96)	(15.56)	(15.07)	(12.25)
Adjusted operating costs (E/B)	(49.56)	(41.18)	(46.66)	(32.26)
Operating netback – CAD$ per barrel	$(1.86)	$(22.08)	$(5.14)	$(23.60)

Notes:

1.	Calculated per unit amounts may differ due to rounding.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

52	Teck Resources Limited 2021 Third Quarter News Release

Blended Bitumen Price Realized Reconciliation1

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2021	2020	2021	2020

Revenue as reported	$178	$94	$505	$314
Less: non-proprietary product revenue	(9)	(9)	(50)	(17)
Add back: crown royalties	5	—	9	3

Blended bitumen revenue (A)	$174	$85	$464	$300
Blended bitumen barrels sold (000’s) (B)	2,258	1,940	6,720	8,585
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$76.99	$44.07	$69.13	$34.97

Average exchange rate (CAD$ per US$1.00) (C)	1.26	1.33	1.25	1.35

Blended bitumen price realized – (US$/barrel) (D/C)[1]	$61.10	$33.10	$55.24	$25.83

Note:

1.	Calculated per unit amounts may differ due to rounding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; QB2 capital cost guidance and estimate of QB2 COVID-19 related capital costs; size of potential increase to contingency, estimated timing of first production from QB2; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; the expectation that we will ship all zinc concentrates from Red Dog during the current shipping season; the expectation that there will be modest upward pressure on cash unit costs through 2022; expectations regarding the benefits and costs of the Neptune Bulk Terminals port upgrade; steelmaking coal sales to China targets; expectation that our steelmaking coal business unit is well positioned to deliver strong financial performance in the fourth quarter; timing of completion and expansion of our FRO-N SRF Phase 1 and FRO-N SRF Phase 2, respectively; expected Elk Valley water treatment spending and operating costs, and plans, as well as treatment capacity expectations and timing; expected cost of implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; timing of the ramp-up to two-train operation at Fort Hills; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; our expectations regarding our effective tax rate; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

53	Teck Resources Limited 2021 Third Quarter News Release

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Our Guidance tables include footnotes with further assumptions relating to our guidance and assumptions for certain other forward-looking statements accompany the statements in the document.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols,

54	Teck Resources Limited 2021 Third Quarter News Release

political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2021 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on October 27, 2021. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

55	Teck Resources Limited 2021 Third Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2021 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2021	2020	2021	2020
Revenues (Note 5)	$3,970	$2,291	$9,075	$6,388

Cost of sales	(2,308)	(2,000)	(6,070)	(5,560)
Gross profit	1,662	291	3,005	828

Other operating income (expenses)
General and administration	(39)	(26)	(115)	(81)
Exploration	(18)	(12)	(42)	(35)
Research and innovation	(41)	(15)	(98)	(51)
Asset impairment (Note 6)	—	—	—	(647)
Other operating income (expense) (Note 7)	(59)	(127)	(103)	(426)
Profit (loss) from operations	1,505	111	2,647	(412)
Finance income	2	2	4	9
Finance expense (Note 8)	(57)	(65)	(161)	(233)
Non-operating income (expense) (Note 9)	(93)	(3)	(164)	53
Share of loss of associates and joint ventures	(3)	(1)	(2)	(4)
Profit (loss) before taxes	1,354	44	2,324	(587)
Recovery of (provision for) income taxes	(514)	(19)	(932)	116
Profit (loss) for the period	$840	$25	$1,392	$(471)

Profit (loss) attributable to:
Shareholders of the company	$816	$61	$1,381	$(400)
Non-controlling interests	24	(36)	11	(71)
Profit (loss) for the period	$840	$25	$1,392	$(471)

Earnings (loss) per share
Basic	$1.53	$0.11	$2.60	$(0.75)
Diluted	$1.51	$0.11	$2.56	$(0.75)
Weighted average shares outstanding (millions)	532.5	531.0	532.0	535.5
Weighted average diluted shares outstanding (millions)	540.3	534.6	539.4	535.5
Shares outstanding at end of period (millions)	533.0	531.1	533.0	531.1

57	Teck Resources Limited 2021 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020
Profit (loss) for the period	$840	$25	$1,392	$(471)

Other comprehensive income (loss) for the period
Items that may be reclassified to profit (loss)
Currency translation differences (net of taxes of $17, $(14), $2 and $12)	170	(138)	2	193
Changes in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	1	—	—	—
	171	(138)	2	193
Items that will not be reclassified to profit (loss)
Change in fair value of marketable equity securities (net of taxes of $1, $(2), $2 and $(2))	(2)	13	(7)	14
Remeasurements of retirement benefit plans (net of taxes of $(11), $(12), $(82) and $18)	19	29	147	(34)
	17	42	140	(20)
Total other comprehensive income (loss) for the period	188	(96)	142	173
Total comprehensive income (loss) for the period	$1,028	$(71)	$1,534	$(298)

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$164	$(76)	$141	$144
Non-controlling interests	24	(20)	1	29
	$188	$(96)	$142	$173

Total comprehensive income (loss) attributable to:
Shareholders of the company	$980	$(15)	$1,522	$(256)
Non-controlling interests	48	(56)	12	(42)
	$1,028	$(71)	$1,534	$(298)

58	Teck Resources Limited 2021 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020
Operating activities
Profit (loss) for the period	$840	$25	$1,392	$(471)
Depreciation and amortization	431	412	1,179	1,104
Provision for (recovery of) income taxes	514	19	932	(116)
Asset impairment	—	—	—	647
Gain on sale of investments and assets	(2)	(52)	(3)	(72)
Loss on debt redemption or purchase	—	—	—	11
Net finance expense	55	63	157	224
Income taxes paid	(280)	(55)	(564)	(155)
Remeasurement of decommissioning and restoration provisions for closed operations	26	28	35	(1)
QB2 variable consideration to IMSA and ENAMI	97	—	168	(56)
Other	94	24	165	(9)
Net change in non-cash working capital items	(295)	(74)	(821)	(137)
	1,480	390	2,640	969
Investing activities
Expenditures on property, plant and equipment	(1,038)	(589)	(2,955)	(2,199)
Capitalized production stripping costs	(172)	(110)	(481)	(379)
Expenditures on investments and other assets	(40)	(54)	(134)	(135)
Proceeds from investments and assets	27	68	48	138
	(1,223)	(685)	(3,522)	(2,575)
Financing activities
Proceeds from debt	337	507	1,212	1,886
Revolving credit facilities	(360)	70	(67)	189
Redemption, purchase or repayment of debt	(113)	(37)	(139)	(427)
Repayment of lease liabilities	(33)	(41)	(98)	(124)
QB2 advances from SMM/SC	91	—	201	24
Interest and finance charges paid	(120)	(104)	(310)	(299)
Issuance of Class B subordinate voting shares	12	—	28	—
Purchase and cancellation of Class B subordinate voting shares	—	—	—	(207)
Dividends paid	(27)	(27)	(80)	(80)
Contributions from non-controlling interests	31	—	70	2
Distributions to non-controlling interests	(19)	—	(29)	(2)
Other	14	—	34	—
	(187)	368	822	962
Effect of exchange rate changes on cash and cash equivalents	8	(6)	—	21
Increase (decrease) in cash and cash equivalents	78	67	(60)	(623)
Cash and cash equivalents at beginning of period	312	336	450	1,026
Cash and cash equivalents at end of period	$390	$403	$390	$403

59	Teck Resources Limited 2021 Third Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$390	$450
Current income taxes receivable	45	14
Trade and settlement receivables	1,791	1,312
Inventories	2,335	1,872
Prepaids and other current assets	284	352
	4,845	4,000
Financial and other assets	1,493	1,269
Investments in associates and joint ventures	1,064	1,067
Property, plant and equipment	36,309	33,578
Deferred income tax assets	132	271
Goodwill	1,093	1,093
	$44,936	$41,278
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$2,951	$2,909
Current portion of debt (Note 10)	191	115
Current portion of lease liabilities	121	119
Current income taxes payable	172	102
	3,435	3,245
Debt (Note 10)	7,086	6,140
Lease liabilities	570	573
QB2 advances from SMM/SC	1,143	934
Deferred income tax liabilities	5,591	5,383
Retirement benefit liabilities	516	564
Provisions and other liabilities	4,343	3,731
	22,684	20,570
Equity
Attributable to shareholders of the company	21,530	20,039
Attributable to non-controlling interests	722	669
	22,252	20,708
	$44,936	$41,278

60	Teck Resources Limited 2021 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2021	2020
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,134	6,323
Share repurchases	—	(190)
Issued on exercise of options	36	—
End of period	6,170	6,133
Retained earnings
Beginning of period	13,410	14,447
Profit (loss) for the period attributable to shareholders of the company	1,381	(400)
Dividends paid	(80)	(80)
Share repurchases	—	(17)
Remeasurements of retirement benefit plans	147	(34)
End of period	14,858	13,916
Contributed surplus
Beginning of period	242	219
Share option compensation expense (Note 11(a))	21	17
Transfer to Class B subordinate voting shares on exercise of options	(8)	—
End of period	255	236
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	247	309
Other comprehensive income	141	144
Less remeasurements of retirement benefit plans recorded in retained earnings	(147)	34
End of period	241	487
Non-controlling interests
Beginning of period	669	770
Profit (loss) for the period attributable to non-controlling interests	11	(71)
Other comprehensive income attributable to non-controlling interests	1	29
Contributions from non-controlling interests	70	2
Distributions to non-controlling interests	(29)	(2)
End of period	722	728
Total equity	$22,252	$21,506

61	Teck Resources Limited 2021 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for the effective accounting standard disclosed in Note 2. On October 26, 2021, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	NEW IFRS PRONOUNCEMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at September 30, 2021, these amendments did not affect our financial statements as we have not yet transitioned any agreements that are exposed to the London Inter-bank Offered Rate (LIBOR) to an alternative benchmark interest rate. We are working with our lenders on the replacement of the affected rates, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our revolving credit facilities, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. These financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and expect to transition to alternative rates as widespread market practice is established.

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, Income Taxes (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented. We do not expect these amendments to have a material effect on our financial statements.

62	Teck Resources Limited 2021 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	AREA OF JUDGMENT

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. We considered a number of factors in making the determination of when the Neptune port upgrade project was available for use including, but not limited to, design capacity of the asset, throughput levels achieved, capital spending remaining and commissioning status. As at September 30, 2021, the Neptune port upgrade project was considered available for use. We have commenced depreciation of the asset and ceased capitalization of borrowing costs as of the date the asset is available for use.

4.	EFFECTS OF COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19 and the impacts on global commerce have been far-reaching. We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures, combined with commodity market fluctuations, significantly affected our financial results for 2020. There are ongoing challenges associated with COVID-19 and we continue to operate with enhanced management protocols in place.

Significant costs related to COVID-19 were expensed in 2020. During the three months ended September 30, 2020, we expensed costs of approximately $130 million relating to the suspension of construction and remobilization of our QB2 project, of which $107 million was recorded as COVID-19 costs in other operating income (expense) (Note 7) and the remaining $23 million relates to interest that would have been capitalized if QB2 had not been suspended. Consistent with the return to active construction, we recommenced capitalization of borrowing costs for QB2 in the third quarter of 2020.

During the nine months ended September 30, 2020, we expensed costs of approximately $434 million as a result of reduced production levels at our operations, including the temporary shutdown of our Antamina operations, and the suspension of construction and remobilization of our QB2 project. Of the $434 million of expenses, $282 million was recorded as COVID-19 costs in other operating income (expense) (Note 7), $103 million relates to interest that would have been capitalized if QB2 had not been suspended, $41 million was recorded in cost of sales as a result of reduced production levels at our operations and $8 million was recorded as social responsibility and donations in other operating income (expense).

63	Teck Resources Limited 2021 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	REVENUES

The following table shows our revenues disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 12) that have revenues from contracts with customers. A business unit can have revenues from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended September 30, 2021
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$840	$—	$—	$—	$840
Zinc	75	735	—	—	810
Steelmaking coal	—	—	1,807	—	1,807
Blended bitumen	—	—	—	178	178
Silver	12	141	—	—	153
Lead	1	201	—	—	202
Other	12	90	—	—	102
Intra-segment	—	(122)	—	—	(122)
	$940	$1,045	$1,807	$178	$3,970

(CAD$ in millions)	Three months ended September 30, 2020
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$546	$—	$—	$—	$546
Zinc	52	587	—	—	639
Steelmaking coal	—	—	699	—	699
Blended bitumen	—	—	—	94	94
Silver	10	168	—	—	178
Lead	2	183	—	—	185
Other	14	75	—	—	89
Intra-segment	—	(139)	—	—	(139)
	$624	$874	$699	$94	$2,291

64	Teck Resources Limited 2021 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	REVENUES, continued

(CAD$ in millions)	Nine months ended September 30, 2021
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$2,249	$—	$—	$—	$2,249
Zinc	204	1,580	—	—	1,784
Steelmaking coal	—	—	3,966	—	3,966
Blended bitumen	—	—	—	505	505
Silver	33	321	—	—	354
Lead	5	283	—	—	288
Other	37	250	—	—	287
Intra-segment	—	(358)	—	—	(358)
	$2,528	$2,076	$3,966	$505	$9,075

(CAD$ in millions)	Nine months ended September 30, 2020
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$1,403	$—	$—	$—	$1,403
Zinc	112	1,450	—	—	1,562
Steelmaking coal	—	—	2,514	—	2,514
Blended bitumen	—	—	—	314	314
Silver	23	321	—	—	344
Lead	3	273	—	—	276
Other	58	241	—	—	299
Intra-segment	—	(324)	—	—	(324)
	$1,599	$1,961	$2,514	$314	$6,388

6.	ASSET IMPAIRMENT

In each of the first three quarters of 2021, we assessed whether there were any indicators of impairment or impairment reversal for our assets and did not identify any matters requiring us to perform an impairment or impairment reversal test. Accordingly, no impairments or impairment reversals were recorded in the nine months ended September 30, 2021.

In the first quarter of 2020, as a result of lower market expectations for short- and medium-term Western Canadian Select heavy oil prices at that time, combined with reduced production, we recorded a pre-tax impairment of $647 million (after-tax $474 million) related to our interest in Fort Hills. The impairment affected the profit (loss) of our energy operating segment (Note 12).

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020
Settlement pricing adjustments	$114	$32	$271	$(26)
Share-based compensation (Note 11(a))	(35)	(25)	(82)	(18)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(67)	(37)	(82)	(12)
Care and maintenance costs	(14)	(15)	(45)	(37)
Social responsibility and donations	(4)	(4)	(14)	(14)
Gain (loss) on sale of assets	(2)	47	(5)	55
Commodity derivatives	(14)	35	(7)	42
Take or pay contract costs	(18)	(26)	(68)	(76)
COVID-19 costs (Note 4)	—	(107)	—	(282)
Other	(19)	(27)	(71)	(58)
	$(59)	$(127)	$(103)	$(426)

8.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020
Debt interest	$78	$72	$224	$202
Interest on advances from SMM/SC	9	9	26	34
Interest on lease liabilities	10	10	27	28
Letters of credit and standby fees	16	11	35	35
Net interest expense on retirement benefit plans	1	1	4	3
Accretion on decommissioning and restoration provisions	40	28	112	84
Other	—	2	10	8
	154	133	438	394
Less capitalized borrowing costs	(97)	(68)	(277)	(161)
	$57	$65	$161	$233

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2021	2020	2021	2020
QB2 variable consideration to IMSA and ENAMI (a)	$(97)	$—	$(168)	$56
Foreign exchange gains (losses)	5	(2)	4	8
Loss on debt redemption or purchase	—	—	—	(11)
Other	(1)	(1)	—	—
	$(93)	$(3)	$(164)	$53

a) QB2 variable consideration to IMSA and ENAMI

During the three and nine months ended September 30, 2021, we recorded $97 million (2020 – $nil) of expense related to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in Compañía Minera Teck Quebrada Blanca (QBSA) through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. This derivative financial liability is carried at fair value with changes in fair value being recognized in the statement of income (loss). The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024 or up to a lesser maximum in certain circumstances thereafter. At the date of the acquisition, a nominal value was attributed to the additional payments. As at September 30, 2021, the fair value of this financial liability increased to $97 million (US$77 million) with estimated future average copper prices expected to exceed the US$3.15 per pound threshold and based on the expected commencement of commercial production.

The fair value of the IMSA liability is calculated using a discounted cash flow method based on quoted market prices and is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 15).

During the nine months ended September 30, 2021, we recorded $71 million of expense (2020 – $56 million of income) related to changes in the carrying value of the financial liability for the preferential dividend stream to Empresa Nacional de Minería (ENAMI). The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA which affect the timing of when QBSA repays the loans. This financial liability is carried at amortized cost.

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Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	DEBT

($ in millions)	September 30, 2021			December 31, 2020
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
4.75% notes due January 2022	$150	$191	$191	$150	$195	$190
3.75% notes due February 2023	108	143	139	108	144	139
3.9% notes due July 2030	550	762	691	550	781	690
6.125% notes due October 2035	609	1,008	765	609	1,005	764
6.0% notes due August 2040	490	808	623	490	782	622
6.25% notes due July 2041	795	1,356	1,002	795	1,309	1,001
5.2% notes due March 2042	399	611	502	399	596	502
5.4% notes due February 2043	377	591	475	377	571	475
	3,478	5,470	4,388	3,478	5,383	4,383
QB2 project financing facility (a)	2,009	2,614	2,496	1,147	1,459	1,423
Revolving credit facilities (b)	218	278	278	262	334	334
Antamina loan agreement (c)	90	115	115	90	115	115
	$5,795	$8,477	$7,277	$4,977	$7,291	$6,255
Less current portion of debt	(150)	(191)	(191)	(90)	(115)	(115)
	$5,645	$8,286	$7,086	$4,887	$7,176	$6,140

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 15).

a)	QB2 Project Financing Facility

As at September 30, 2021, US$2.0 billion was outstanding under the US$2.5 billion limited recourse QB2 project financing facility. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time, and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on a several basis by SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

Cash and cash equivalents as at September 30, 2021 includes $30 million (December 31, 2020 – $82 million) held in QBSA. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

b)	Revolving Credit Facilities

As at September 30, 2021, we had two committed revolving facilities in amounts of US$4.0 billion and US$1.0 billion. Any amounts drawn under these facilities can be repaid at any time and are due in full at their maturities in November 2024 and June 2022, respectively. As at September 30, 2021, US$218 million was outstanding on our US$4.0 billion revolving credit facility and the US$1.0 billion facility was undrawn. Amounts outstanding under the facilities bear interest at LIBOR plus an applicable margin based on credit ratings. These facilities require that our total net debt-to-capitalization ratio, which was 0.26 to 1.0 at September 30, 2021, to not exceed 0.60 to 1.0. Neither facility has an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	DEBT, continued

On October 15, 2021, we converted our US$4.0 billion committed facility into a Sustainability-Linked facility and extended its maturity to October 2026. The facility has pricing adjustments aligned with our sustainability performance and strategy. In addition, on October 15, 2021, we cancelled our US$1.0 billion facility that was scheduled to mature in June 2022.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at September 30, 2021, we were party to various uncommitted credit facilities providing for a total capacity of $2.0 billion, and the aggregate outstanding letters of credit issued thereunder were $1.6 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $435 million outstanding as at September 30, 2021, which were not issued under a credit facility.

We also had $840 million in surety bonds outstanding as at September 30, 2021, to support current and future reclamation obligations.

c)	Antamina Loan Agreement

In July 2021, Antamina entered into a US$1.0 billion loan agreement. As at September 30, 2021, our 22.5% share of the loan was US$225 million, of which US$90 million was outstanding. Proceeds from the loan were used to repay existing credit facilities. Amounts outstanding under this facility bear interest at LIBOR plus applicable margins. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

Cash and cash equivalents as at September 30, 2021 includes $55 million (December 31, 2020 – $26 million) held in Antamina. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	EQUITY

a)	Share-Based Compensation

During the nine months ended September 30, 2021, we granted 2,515,430 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $29.03, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of the options issued was estimated at $10.83 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6.3 years, a risk-free interest rate of 0.75%, a dividend yield of 0.69% and an expected volatility of 40%. Share-based compensation expense related to stock options of $8 million and $21 million (2020 – $6 million and $17 million) was recorded for the three and nine months ended September 30, 2021, respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units). DSUs are granted to directors only and RSUs are granted to both employees and directors. PSUs and PDSUs are granted to employees only.

During the nine months ended September 30, 2021, we issued 1,611,612 Units to employees and directors. DSUs and RSUs issued to directors vest immediately. RSUs, PSUs and PDSUs issued to employees vest in approximately three years. The PSUs and PDSUs have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of Units outstanding at September 30, 2021 was 6,966,338. Share-based compensation expense related to Units of $27 million and $61 million (2020 – $19 million and $1 million) was recorded for the three and nine months ended September 30, 2021, respectively.

Total share based compensation expense was $35 million and $82 million (2020 – $25 million and $18 million) (Note 7) for the three and nine months ended September 30, 2021, respectively.

b)	Accumulated Other Comprehensive Income

(CAD$ in millions)	September 30, 2021	September 30, 2020
Currency translation differences	$242	$492
Loss on marketable equity and debt securities (net of tax of $3 and $2)	—	(4)
Share of other comprehensive loss of associates and joint ventures	(1)	(1)
	$241	$487

c)	Dividends

Dividends of $0.05 per share, totalling $27 million, were paid on our Class A common and Class B subordinate voting shares in the third quarter of 2021.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2020, we renewed our normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2020 to November 1, 2021. All repurchased shares will be cancelled. There were no purchases and cancellations of Class B subordinate voting shares in the first three quarters of 2021. In the first quarter of 2020, we purchased and cancelled 16,292,441 Class B subordinate voting shares under our normal course issuer bid for $207 million.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments which we report to our Chief Executive Officer — copper, zinc, steelmaking coal, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expense) includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

	Three months ended September 30, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenues	$940	$1,167	$1,807	$178	$—	$4,092
Less: Intra-segment revenues	—	(122)	—	—	—	(122)
Revenues (Note 5)	940	1,045	1,807	178	—	3,970
Cost of sales	(436)	(760)	(906)	(206)	—	(2,308)
Gross profit (loss)	504	285	901	(28)	—	1,662
Other operating income (expense)	(84)	(30)	130	(4)	(169)	(157)
Profit (loss) from operations	420	255	1,031	(32)	(169)	1,505
Net finance income (expense)	(32)	(13)	(27)	(6)	23	(55)
Non-operating income (expense)	(90)	3	5	1	(12)	(93)
Share of loss of associates and joint ventures	(2)	—	—	—	(1)	(3)
Profit (loss) before taxes	296	245	1,009	(37)	(159)	1,354
Capital expenditures	800	90	287	29	4	1,210

	Three months ended September 30, 2020
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenues	$624	$1,013	$699	$94	$—	$2,430
Less: Intra-segment revenues	—	(139)	—	—	—	(139)
Revenues (Note 5)	624	874	699	94	—	2,291
Cost of sales	(392)	(690)	(762)	(156)	—	(2,000)
Gross profit (loss)	232	184	(63)	(62)	—	291
Other operating income (expense)	(104)	(7)	(35)	3	(37)	(180)
Profit (loss) from operations	128	177	(98)	(59)	(37)	111
Net finance income (expense)	(34)	(12)	(15)	(6)	4	(63)
Non-operating income (expense)	(9)	(3)	—	—	9	(3)
Share of loss of associates and joint ventures	(1)	—	—	—	—	(1)
Profit (loss) before taxes	84	162	(113)	(65)	(24)	44
Capital expenditures	311	78	296	10	4	699

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenues	$2,528	$2,434	$3,966	$505	$—	$9,433
Less: Intra-segment revenues	—	(358)	—	—	—	(358)
Revenues (Note 5)	2,528	2,076	3,966	505	—	9,075
Cost of sales	(1,229)	(1,605)	(2,636)	(600)	—	(6,070)
Gross profit (loss)	1,299	471	1,330	(95)	—	3,005
Other operating income (expense)	(27)	(45)	115	(21)	(380)	(358)
Profit (loss) from operations	1,272	426	1,445	(116)	(380)	2,647
Net finance income (expense)	(86)	(35)	(68)	(19)	51	(157)
Non-operating income (expense)	(175)	3	1	1	6	(164)
Share of loss of associates and joint ventures	(2)	—	—	—	—	(2)
Profit (loss) before taxes	1,009	394	1,378	(134)	(323)	2,324
Capital expenditures	2,182	177	1,010	57	10	3,436
Goodwill	391	—	702	—	—	1,093
Total assets	16,507	4,563	18,492	2,656	2,718	44,936

	Nine months ended September 30, 2020
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenues	$1,599	$2,285	$2,514	$314	$—	$6,712
Less: Intra-segment revenues	—	(324)	—	—	—	(324)
Revenues (Note 5)	1,599	1,961	2,514	314	—	6,388
Cost of sales	(1,108)	(1,585)	(2,273)	(594)	—	(5,560)
Gross profit (loss)	491	376	241	(280)	—	828
Asset impairment (Note 6)	—	—	—	(647)	—	(647)
Other operating expense	(352)	(49)	(66)	(8)	(118)	(593)
Profit (loss) from operations	139	327	175	(935)	(118)	(412)
Net finance expense	(122)	(33)	(43)	(19)	(7)	(224)
Non-operating income (expense)	52	3	16	1	(19)	53
Share of loss of associates and joint ventures	(3)	—	—	—	(1)	(4)
Profit (loss) before taxes	66	297	148	(953)	(145)	(587)
Capital expenditures	1,380	194	914	78	12	2,578
Goodwill	409	—	702	—	—	1,111
Total assets	14,094	4,010	16,358	3,197	2,608	40,267

72	Teck Resources Limited 2021 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2021, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions from the Trail facility are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

In the first quarter of 2021, Teck Coal Limited (TCL) pleaded guilty in relation to two counts charging offences under s. 36(3) of the Fisheries Act relating to 2012 discharges of selenium and calcite to a mine settling pond and to the upper Fording River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia. In accordance with a joint sentencing submission by the Crown and TCL, TCL will pay a penalty of $30 million in respect of each offence. The amount of the penalty has been recorded as a short-term liability. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019. In addition, in October 2020, Environment and Climate Change Canada issued a direction to TCL requiring it to undertake certain additional measures to address water quality and fish habitat impacts in the upper Fording River and certain tributaries, and stipulating deadlines for implementation of certain measures contemplated by the Elk Valley Water Quality Plan (EVWQP). Certain of the measures in the direction, including a cover trial, will require incremental spending beyond that already associated with the EVWQP. The measures required by the direction have been included in the measurement of our decommissioning and restoration provisions, where appropriate.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

14.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices for forward curves for respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

15.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2021 and December 31, 2020 are summarized in the following table:

(CAD$ in millions)	September 30, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$116	$—	$—	$116	$313	$—	$—	$313
Marketable equity securities	44	—	46	90	64	—	38	102
Debt securities	103	—	2	105	88	—	2	90
Settlement receivables	—	854	—	854	—	949	—	949
Derivative instruments and embedded derivatives	—	62	—	62	—	96	—	96
	$263	$916	$48	$1,227	$465	$1,045	$40	$1,550

Financial liabilities
Derivative instruments and embedded derivatives	$—	$134	$—	$134	$—	$32	$—	$32
Settlement payables	—	36	—	36	—	61	—	61
	$—	$170	$—	$170	$—	$93	$—	$93

In the first quarter of 2020, we measured certain non-financial assets at their recoverable amounts using a fair value less costs of disposal basis, which were classified as a Level 3 measurement.

The fair value of the QB2 advances from SMM/SC as at September 30, 2021 is $1.17 billion (December 31, 2020 – $941 million). The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy.

As at September 30, 2021, cash and cash equivalents includes $45 million that is subject to contractual restrictions and is therefore not available for general use within the group.

Unless disclosed elsewhere in our financial statements, the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

75	Teck Resources Limited 2021 Third Quarter News Release